UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

OCEAN POWER TECHNOLOGIES, INC.

(Name of Registrant as Specified in Its Charter)

PARAGON TECHNOLOGIES, INC.

HESHAM M. GAD

SHAWN M. HARPEN

JACK H. JACOBS

SAMUEL S. WEISER

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

Preliminary Copy, Subject to Completion
Dated December 11, 2023

[●], 2023

Dear Fellow Stockholders of Ocean Power Technologies, Inc.:

Paragon Technologies, Inc. (“Paragon”) is nominating four highly qualified director candidates for election to the board of directors of Ocean Power Technologies, Inc. (“OPT”) at its annual meeting of stockholders to be held virtually on Wednesday, January 31, 2024, at 10:00 a.m., Eastern Time (the “Annual Meeting”). We are furnishing the attached proxy statement and the enclosed BLUE universal proxy card to holders of the shares of common stock of OPT, in connection with our solicitation of proxies for use at the Annual Meeting and at any and all adjournments, continuations or postponements thereof.

As more fully discussed in this proxy statement, we are soliciting proxies to be used at the Annual Meeting for the following items:

1.	To elect each of Paragon’s nominees as directors of OPT;

2.	To vote on OPT’s proposal to approve an amendment to OPT’s 2015 Omnibus Incentive Plan (the “2015 Plan”) to increase the number of shares of OPT’s common stock available for grant under the 2015 Plan from 4,382,036 to 7,282,036 and to amend the aggregate number of shares available for incentive awards;

3.	To vote on OPT’s proposal to ratify, by a non-binding advisory vote, the adoption of OPT’s Section 382 Tax Benefits Preservation Plan, dated as of June 29, 2023, by and between OPT and Computershare Trust Company, N.A., as Rights Agent;

4.	To vote on OPT’s proposal to ratify, by a non-binding advisory vote, the selection of EisnerAmper LLP as OPT’s independent registered public accounting firm for the fiscal year ending April 30, 2024;

5.	To vote on OPT’s proposal to approve, by a non-binding advisory vote, the compensation of OPT’s named executive officers; and

6.	Transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

THIS SOLICITATION IS BEING MADE BY PARAGON AND OTHER PARTICIPANTS IN PARAGON’S SOLICITATION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF OPT.

We urge you to elect the Paragon nominees to OPT’s board of directors because, as further discussed in this proxy statement, we believe that our director candidates possess the skills, experience and focus necessary to turn OPT around, but more importantly to create a company that works for the benefit of stockholders, not the insiders. Our four director candidates, whose backgrounds are more fully described in the attached proxy statement, are Hesham M. Gad, Shawn M. Harpen, Jack H. Jacobs, and Samuel S. Weiser.

According to publicly available information, OPT’s current board of directors consists of six directors whose terms will expire at the Annual Meeting. OPT’s bylaws provide that members of the board of directors are to be elected at each annual meeting of stockholders. We are soliciting proxies in support of Paragon’s nominees. As a result, should a stockholder so authorize us, on the BLUE universal proxy card, we would cast votes “FOR” the election of all of Paragon’s nominees.

We ask for your support by completing, signing, dating and returning in the enclosed postage-paid envelope the enclosed BLUE universal proxy card from Paragon, or by instructing us by telephone or via the internet as to how you would like your shares voted (instructions are on your BLUE universal proxy card). If your shares of OPT are held in the name of a bank, broker or other nominee, only that nominee can vote such shares and only upon receipt of your specific instruction. Accordingly, we urge you to complete, sign, date and return the enclosed BLUE universal voting instruction form using the postage-paid envelope provided by your bank, broker or other nominee or vote by telephone or via the internet by following the directions provided to you by your bank, broker or other nominee, or contact the person responsible for your account and instruct that person to execute the BLUE universal proxy card on your behalf. Please follow any voting instructions provided by your bank, broker or other nominee.

If you are a stockholder of record and already have voted using OPT’s white proxy card or by telephone or via the internet by following the instructions provided to you by OPT, you may revoke your previously submitted white proxy by signing and returning a later-dated BLUE universal proxy card using the enclosed postage-paid envelope, by delivering a written notice of revocation to the Corporate Secretary of OPT, or by instructing us by telephone or via the internet as to how you would like your shares voted (instructions are on your BLUE universal proxy card). Only the latest validly executed proxy that you submit prior to the submission deadline will be counted. If you hold your shares through a bank, broker or other nominee, and if you already have provided your bank, broker or other nominee with voting instructions using OPT’s white voting instruction form or by telephone or via the internet, you may revoke your previously submitted voting instructions by signing and submitting a later-dated BLUE universal voting instruction form using the postage-paid envelope provided by your bank, broker or other nominee or by telephone or via the internet by following the instructions provided by your bank, broker or other nominee. In that case, your bank, broker or other nominee will seek to give effect to only the latest-dated voting instructions it receives from you.

If you have any questions or require any assistance with providing your proxy or any other matters, please contact our proxy advisor, Alliance Advisors, by telephone at 855-200-8651 or by email at OPTT@allianceadvisors.com.

Thank you for your support,

Paragon Technologies, Inc.

Preliminary Copy, Subject to Completion
Dated December 11, 2023

PROXY STATEMENT

This proxy statement and enclosed BLUE universal proxy card are being provided by Paragon Technologies, Inc. (“Paragon”) in connection with its solicitation of proxies from you, the holders of shares of common stock of Ocean Power Technologies, Inc., a Delaware corporation (“OPT”), in connection with our solicitation of proxies for use at OPT’s 2023 annual meeting of stockholders scheduled to be held virtually on Wednesday, January 31, 2024, at 10:00 a.m., Eastern Time, including any adjournments, continuations or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).

As more fully discussed in this proxy statement, the terms of OPT’s current directors will expire at the Annual Meeting. Under the proxy rules, we may solicit proxies in support of Paragon’s director nominees. This would enable a stockholder who desires to vote for up to a full complement of six director nominees to use the BLUE universal proxy card or, if applicable, the BLUE voting instruction form to vote for Paragon’s nominees.

Paragon’s director nominees are Hesham M. Gad, Shawn M. Harpen, Jack H. Jacobs and Samuel S. Weiser. The backgrounds and qualifications of our director candidates are described in this proxy statement in the section titled “Our Director Candidates.” Stockholders are permitted to vote for any combination (up to six total) of Paragon’s nominees and OPT’s nominees on the BLUE universal proxy card. If stockholders choose to vote for any of OPT’s nominees, we recommend that stockholders “WITHHOLD” on Terence J. Cryan, Clyde W. Hewlett, Peter E. Slaiby and Philipp Stratmann, who we refer to as the “Opposed OPT Nominees.” OPT’s other two nominees (Natalie Lorenz-Anderson and Diana G. Purcel) are referred to hereafter as the “Acceptable OPT Nominees.” We make no recommendation regarding the Acceptable OPT Nominees.

THIS SOLICITATION IS BEING MADE BY PARAGON AND OTHER PARTICIPANTS IN PARAGON’S SOLICITATION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF OPT.

This proxy statement and the enclosed BLUE universal proxy card are first being sent to OPT’s stockholders on or about [●], 2023.

Proposals on the following matters are also included on our BLUE universal proxy card:

1.	To vote on OPT’s proposal to approve an amendment to OPT’s 2015 Omnibus Incentive Plan (the “2015 Plan”) to increase the number of shares of OPT’s common stock available for grant under the 2015 Plan from 4,382,036 to 7,282,036 and to amend the aggregate number of shares available for incentive awards;

2.	To vote on OPT’s proposal to ratify, by a non-binding advisory vote, the adoption of OPT’s Section 382 Tax Benefits Preservation Plan, dated as of June 29, 2023, by and between OPT and Computershare Trust Company, N.A., as Rights Agent (the “Tax Benefits Preservation Plan”);

3.	To vote on OPT’s proposal to ratify, by a non-binding advisory vote, the selection of EisnerAmper LLP as OPT’s independent registered public accounting firm for the fiscal year ending April 30, 2024; and

4.	To vote on OPT’s proposal to approve, by a non-binding advisory vote, the compensation of OPT’s named executive officers.

Paragon recommends that you vote “AGAINST” the approval of an amendment to OPT’s 2015 Plan, the ratification, by a non-binding advisory vote, of the adoption of OPT’s Tax Benefits Preservation Plan, the ratification, by a non-binding advisory vote, of the selection of EisnerAmper LLP as OPT’s independent registered public accounting firm for the fiscal year ending April 30, 2024, and the approval, by a non-binding advisory vote, of the compensation of OPT’s named executive officers.

Except as set forth in this proxy statement, Paragon is not aware of any other matter to be considered at the Annual Meeting. However, if Paragon learns of any other proposals made at a reasonable time before the Annual Meeting, Paragon will either supplement this proxy statement and provide stockholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the BLUE universal proxy card solicited by Paragon will vote such proxies, to the extent authorized by Rule 14a-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in their discretion with respect to such matters.

OPT has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as December 4, 2023 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to OPT, as of the Record Date, there were 58,788,718 shares of common stock of OPT outstanding and entitled to vote at the Annual Meeting.

This solicitation of proxies is being made by Paragon. Further information regarding Paragon and its affiliates is included in this proxy statement in the section titled “Information About Us.” This solicitation of proxies is not being made by or on behalf of the board of directors (sometimes referred to as the “board”) or management of OPT.

WE URGE YOU TO VOTE THE ENCLOSED BLUE UNIVERSAL PROXY CARD FROM PARAGON TO ELECT OUR DIRECTOR CANDIDATES—BY PHONE, VIA THE INTERNET OR BY SIGNING, DATING AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE UNIVERSAL PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER NOMINEE ON THE RECORD DATE, ONLY THAT NOMINEE CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED BLUE UNIVERSAL VOTING INSTRUCTION FORM USING THE POSTAGE-PAID ENVELOPE PROVIDED BY YOUR BANK, BROKER OR OTHER NOMINEE OR VOTE BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE DIRECTIONS PROVIDED TO YOU BY YOUR BANK, BROKER OR OTHER NOMINEE, OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE UNIVERSAL PROXY CARD ON YOUR BEHALF. PLEASE FOLLOW ANY VOTING INSTRUCTIONS PROVIDED BY YOUR BANK, BROKER OR OTHER NOMINEE. IF YOU HAVE NOT RECEIVED A BLUE UNIVERSAL VOTING INSTRUCTION FORM FROM YOUR BANK, BROKER OR OTHER NOMINEE, YOU SHOULD IMMEDIATELY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO OBTAIN A BLUE UNIVERSAL VOTING INSTRUCTION FORM.

IF YOU ARE A STOCKHOLDER OF RECORD AND ALREADY HAVE VOTED USING OPT’S WHITE PROXY CARD OR BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED TO YOU BY OPT, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED WHITE PROXY BY SIGNING AND RETURNING A LATER-DATED BLUE UNIVERSAL PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE, BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE CORPORATE SECRETARY OF OPT, OR BY INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED (INSTRUCTIONS ARE ON YOUR BLUE UNIVERSAL PROXY CARD). ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT PRIOR TO THE SUBMISSION DEADLINE WILL BE COUNTED.

IF YOU ARE A STREET-NAME HOLDER (I.E., IF YOUR SHARES ARE HELD FOR YOU BY A BANK, BROKER OR OTHER NOMINEE) AND IF YOU ALREADY HAVE PROVIDED YOUR BANK, BROKER OR OTHER NOMINEE WITH VOTING INSTRUCTIONS USING OPT’S WHITE VOTING INSTRUCTION FORM OR BY TELEPHONE OR VIA THE INTERNET, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED VOTING INSTRUCTIONS BY SIGNING AND SUBMITTING A LATER-DATED BLUE UNIVERSAL VOTING INSTRUCTION FORM USING THE POSTAGE-PAID ENVELOPE PROVIDED BY YOUR BANK, BROKER OR OTHER NOMINEE OR BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED BY YOUR BANK, BROKER OR OTHER NOMINEE. IN THAT CASE, YOUR BANK, BROKER OR OTHER NOMINEE WILL SEEK TO GIVE EFFECT TO ONLY THE LATEST-DATED VOTING INSTRUCTIONS IT RECEIVES FROM YOU.

SEE THE BACK COVER PAGE OF THIS PROXY STATEMENT FOR FURTHER INFORMATION ON HOW TO VOTE YOUR OPT SHARES.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

What are you asking OPT’s stockholders to do?

We are asking for your support for the election to OPT’s board of directors of our four director candidates, Hesham M. Gad, Shawn M. Harpen, Jack H. Jacobs and Samuel S. Weiser. As described more fully in this proxy statement, we believe our director candidates possess the skills and experience necessary to lead OPT in a new direction that we believe is urgently needed. Our director candidates will be responsible stewards of the trust placed in them by OPT’s stockholders and will be committed to turning OPT around and making it successful for the benefit of all stockholders. The OPT board of directors will ultimately be comprised of the six nominees who receive the most votes cast in favor of his or her election at the Annual Meeting. We urge you to vote in favor of Paragon’s nominees.

Who are Paragon’s director candidates?

Hesham M. Gad, Shawn M. Harpen, Jack H. Jacobs and Samuel S. Weiser are highly qualified individuals with significant business experience. The principal occupation and business experience of each of these candidates is described in this proxy statement in the section titled “Our Director Candidates.” We believe that each of our director candidates would be considered independent under the listing standards of the NYSE American LLC (“NYSE American”), and none of our director candidates is affiliated with OPT or any of its subsidiaries. If elected to OPT’s board of directors, our director candidates would owe fiduciary duties to all of OPT’s stockholders.

Who is entitled to vote?

If you are a record holder of OPT shares as of the close of business on the Record Date for the Annual Meeting, which is December 4, 2023, you have the right to vote virtually during the meeting or by proxy on the election of directors and any other matters that may properly come before the Annual Meeting. If you are a record holder of OPT’s shares at the close of business on the Record Date, you will retain your right to vote or provide a proxy even if you sell your OPT shares after the Record Date.

How do I vote my shares?

Stockholders of Record: If your shares are held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE universal proxy card using the postage-paid envelope provided. You may also vote by telephone or via the internet following the voting instructions on the BLUE universal proxy card.

Street Name Holders: If you hold your shares in the name of one or more banks, brokers or other nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should complete, sign, date and return the enclosed BLUE universal voting instruction form or vote by telephone or via the internet by following the directions provided to you by your broker, bank or other nominee, or contact the person responsible for your account and give instructions to them to sign and return a BLUE universal proxy card representing your shares to elect our nominees to the board of directors.

See the back cover page of this proxy statement for further information on how to vote your OPT shares.

If you have any questions or require any assistance with providing your proxy or any other matters, please contact our proxy advisor, Alliance Advisors, by telephone at 855-200-8651 or by email at OPTT@allianceadvisors.com.

How do you recommend that OPT’s stockholders vote with respect to OPT’s nominees?

Stockholders are permitted to vote for any combination (up to six total) of Paragon’s nominees and OPT’s nominees on the BLUE universal proxy card. If stockholders choose to vote for any of OPT’s nominees, we recommend that stockholders “WITHHOLD” on Terence J. Cryan, Clyde W. Hewlett, Peter E. Slaiby and Philipp Stratmann, who we refer to as the “Opposed OPT Nominees.” OPT’s other two nominees (Natalie Lorenz-Anderson and Diana G. Purcel) are referred to hereafter as the “Acceptable OPT Nominees.” We make no recommendation regarding the Acceptable OPT Nominees. We believe the best opportunity for Paragon’s nominees to be elected is by voting “FOR” each of Paragon’s nominees and to “WITHHOLD” on or not vote “for” the Opposed OPT Nominees on the BLUE universal proxy card.

What should I do if I receive a white proxy card from OPT?

Paragon is using a universal proxy card for voting on the election of directors at the Annual Meeting, which includes the names of all nominees for election to the OPT board of directors, including Paragon’s nominees and OPT’s nominees. Stockholders have the ability to vote for up to six nominees on Paragon’s enclosed BLUE universal proxy card. Accordingly, there is no need to use OPT’s white proxy card or voting instruction form, regardless of how you wish to vote.

OPT is not using a universal proxy card. Rather than give stockholders the ability to vote for Paragon’s nominees on a universal proxy card, OPT has indicated that “any director nominations attempted by Paragon at the 2023 Annual Meeting will be disregarded, and no proxies or votes in favor of its purported nominees will be recognized or tabulated at the 2023 Annual Meeting.” Whether OPT may lawfully disregard Paragon’s director nominees is an issue that Paragon expects will be resolved by the Delaware courts. If you vote on OPT’s proxy card, you will not be able to vote for Paragon’s nominees. If Paragon prevails in the litigation, then OPT’s proxy cards may be determined to be deficient. If you vote for directors on Paragon’s universal proxy card, and OPT prevails in the litigation, then your votes will not be counted. By voting on Paragon’s BLUE universal proxy card, you can send a message to OPT that you do not support their actions in relation to the Annual Meeting and attempting to block the recognition of Paragon’s nominees.

Only the latest validly executed proxy or, if applicable, voting instruction form that you submit will be counted; any proxy or, if applicable, voting instruction form may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy advisor, Alliance Advisors, by telephone at 855-200-8651 or by email at OPTT@allianceadvisors.com.

What if I submit a proxy card with more than six nominees selected in Proposal 1?

You may vote “FOR” up to a total of six nominees. If you vote using the BLUE universal proxy card for at least one nominee but fewer than six nominees, your shares will be voted “FOR” only those nominees you have marked. If you vote using the BLUE universal proxy card “FOR” more than six nominees, your votes on Proposal 1 regarding the nominees will be invalid and will not be counted.

What is a quorum?

A quorum is the minimum number of shares that must be represented at a duly called meeting of stockholders in person or by proxy in order to legally conduct business at the meeting. According to OPT’s proxy statement, a majority of the shares of common stock entitled to vote at the Annual Meeting must be represented electronically (given the virtual nature of the Annual Meeting) or by proxy at the Annual Meeting to constitute a quorum for the transaction of business. According to OPT’s proxy statement, abstentions, withhold votes and broker non-votes (if any) (as described below) are counted as present for purposes of determining the presence of a quorum at the Annual Meeting.

How do I vote on the other matters being presented by OPT for vote at the Annual Meeting?

You can vote on all matters to be presented at the Annual Meeting on Paragon’s BLUE universal proxy card.

According to OPT’s proxy statement, the affirmative vote of the holders of a majority in voting power of the shares of OPT’s common stock, represented by proxy or present at the Annual Meeting and voting on the matter, is required to approve Proposal 2 (the approval of an amendment to OPT’s 2015 Plan), Proposal 3 (the ratification, by a non-binding advisory vote, of the Tax Benefits Preservation Plan), Proposal 4 (the ratification, by a non-binding advisory vote, of the selection of EisnerAmper LLP) and Proposal 5 (the approval, by a non-binding advisory vote, of the executive compensation of OPT’s named executive officers). According to OPT’s proxy statement, abstentions and broker non-votes, if any, will have no effect on the outcome of any of the foregoing proposals. However, we believe abstentions will have the same effect as a vote “AGAINST” each of the foregoing proposals.

If your shares of OPT are held in the name of a brokerage firm and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to a proposal that is not a routine matter, the brokerage firm cannot vote the shares on that proposal. This is referred to as a “broker non-vote.” According to OPT’s proxy statement, broker discretionary voting is not permitted on Proposal 1 (the election of directors), Proposal 2 (the approval of an amendment to OPT’s 2015 Plan), Proposal 3 (the ratification, by a non-binding advisory vote, of the Tax Benefits Preservation Plan) and Proposal 5 (the approval, by a non-binding advisory vote, of the executive compensation of OPT’s named executive officers). This means brokerage firms that have not received voting instructions from their clients on these proposals may not vote on them. According to OPT’s proxy statement, broker discretionary voting will also not be permitted on Proposal 4 (the ratification, by a non-binding advisory vote, of the selection of EisnerAmper LLP) if Paragon delivers its proxy materials to your broker, bank, or other nominee on your behalf. Certain brokerage firms may not receive or may not disseminate Paragon’s proxy materials to beneficial owners. According to OPT’s proxy statement, OPT believes such brokerage firms may vote “broker non-votes” in their discretion on Proposal 4 on behalf of clients who have not furnished voting instructions by the date of the Annual Meeting.

How do you recommend that OPT’s stockholders vote with respect to the other matters being presented by OPT for vote at the Annual Meeting?

Paragon will vote its shares, and recommends that you vote, “AGAINST” each of the approval of an amendment to OPT’s 2015 Plan, the ratification, by a non-binding advisory vote, of the adoption of the Tax Benefits Preservation Plan, the ratification, by a non-binding advisory vote, of the selection of EisnerAmper LLP as OPT’s independent registered public accounting firm for the fiscal year ending April 30, 2024, and the approval, by a non-binding advisory vote, of the compensation of OPT’s named executive officers.

Can I change my vote or revoke my proxy?

If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed BLUE universal proxy card;
•	instructing Paragon by telephone or via the internet as to how you would like your shares voted (instructions are on your BLUE universal proxy card);
•	delivering a written revocation or a later dated proxy for the Annual Meeting to the Corporate Secretary of OPT; or
•	attending the virtual Annual Meeting and voting online during the Annual Meeting (although virtual attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held by a bank, broker or other nominee, you may revoke your previously submitted voting instructions by signing and submitting a later-dated BLUE universal voting instruction form using the postage-paid envelope provided by your bank, broker or other nominee or via telephone or the internet by following the instructions provided by your bank, broker or other nominee. If you virtually attend the Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior vote. You must have written authority from the record owner to vote your shares held in its name at the Annual Meeting.

IF YOU HAVE ALREADY VOTED USING OPT’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to OPT, we request that you mail or email a copy of the revocation to Alliance Advisors at the mail or email address included on the back cover page of this proxy statement so that we will be aware of all revocations and can attempt to ensure they are honored.

If you have any questions or require any assistance, contact our proxy advisor, Alliance Advisors, by telephone at 855-200-8651 or by email at OPTT@allianceadvisors.com.

What is the deadline for providing a proxy?

We urge you to submit your proxy to us or, if applicable, your voting instruction form to your broker, bank or nominee as soon as possible. For your proxy to be voted at the Annual Meeting, we must receive it on or prior to the date of the Annual Meeting. The Annual Meeting is being held Wednesday, January 31, 2024, at 10:00 a.m., Eastern Time, in virtual meeting format only, via live webcast. If your shares are held for you by a bank, broker or other nominee, consult with your bank, broker or other nominee to ascertain the deadline for submitting voting instructions.

Who is making this proxy solicitation?

This proxy solicitation is being made by Paragon Technologies, Inc., a stockholder of OPT. Paragon is a Delaware corporation with its headquarters located in Easton, Pennsylvania. Paragon is a holding company with diverse business activities, including material handling and order processing solutions, distribution of IT equipment, consumer electronics and appliances, real estate investments, and investments in marketable securities. Paragon’s board of directors consists of three of our director candidates, Hesham M. Gad, Jack H. Jacobs and Samuel S. Weiser.

Why is Paragon making this proxy solicitation?

Paragon believes that the OPT board is in desperate need of change. See “Why We are Soliciting Proxies” for additional information.

How many proxies must be received for Paragon’s director candidates to be elected?

Under OPT’s bylaws, stockholders are entitled to one vote for each share held by them on each matter coming before the Annual Meeting. According to OPT’s proxy statement, OPT’s directors are elected by a plurality of the votes cast by holders of shares represented by proxy or present at the Annual Meeting and entitled to vote on the election of directors, and cumulative voting is not permitted. A quorum must also be present (as described above under “What is a quorum?”).

OPT is proposing that six directors be elected at the Annual Meeting. Therefore, at the Annual Meeting, assuming a quorum is present, the six director nominees receiving the highest number of votes, whether cast online during the Annual Meeting or by proxy, will be elected to OPT’s board of directors. Because the six director candidates receiving the highest number of votes will be elected to OPT’s board, every vote is important. We urge you to complete, sign, date and return in the enclosed postage-paid envelope the enclosed BLUE universal proxy card (or, if applicable, your BLUE voting instruction form), or vote by telephone or via the internet following the instructions on the BLUE universal proxy card, to elect our director candidates.

Why is Paragon nominating only four director candidates when there are six members of OPT’s board of directors?

OPT’s board of directors is currently composed of six directors, and although there are six directors standing for election at the Annual Meeting, we have determined to nominate only four director candidates for the Annual Meeting. We are only nominating four candidates because if all of our nominees are elected, our nominees will represent a majority of the board of directors, and we recognize the value in the continuity of some representation of the existing board. Paragon initially provided notice to OPT of Paragon’s intent to nominate five director nominees, but one of our director nominees withdrew as a nominee due to health reasons that he is still recovering from. You can vote for our four candidates by submitting the BLUE proxy card. If we are successful in our solicitation, we expect that OPT’s board of directors will be composed of our four nominees and the two nominees of OPT who receive the most votes cast in favor of his or her election at the Annual Meeting.

There is no assurance that any of OPT’s nominees will serve as directors if any or all of our nominees are elected. If we are successful in this proxy solicitation, and OPT’s director nominees who are elected do not agree to serve, the newly constituted board may fill vacancies on the board or reduce the size of the board. The names, backgrounds and qualifications of OPT’s director nominees and other information about them can be found in OPT’s proxy statement for the Annual Meeting.

How can I attend the virtual Annual Meeting?

The following is based on information provided in OPT’s proxy statement.

The Annual Meeting is scheduled to be held at 10:00 a.m., Eastern Time, on Wednesday, January 31, 2024 in a virtual only meeting format via live webcast at www.cesonlineservices.com/optt23_vm. You will not be able to attend the Annual Meeting at a physical location. To attend the Annual Meeting, you must pre-register at www.cesonlineservices.com/optt23_vm by 10:00 a.m., Eastern Time on January 30, 2024.

You will need to have your control number contained on our voting instruction form, universal proxy card, or other communication available to complete your registration request. Upon completing registration, participants will receive further instructions via email, including unique links that will allow them to access the Annual Meeting. Stockholders may log into the meeting platform beginning at 9:30 a.m., Eastern Time, on January 31, 2024. You are encouraged to log in prior to the Annual Meeting’s start time by following the instructions found in the reminder email sent the day before the Annual Meeting.

If you are a beneficial holder, you must obtain a “legal proxy” from your broker, bank or other nominee in order to vote at the Annual Meeting. If you need assistance with registration or voting, or have any questions, please contact Alliance Advisors, our proxy advisor, by telephone at 855-200-8651 or by email at OPTT@allianceadvisors.com.

Where can I find additional information concerning OPT and the Annual Meeting?

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this proxy statement certain disclosures required by applicable law to be included in OPT’s proxy statement in connection with the Annual Meeting, which can be found, free of charge, on the Securities and Exchange Commission’s (the “SEC”) website at https://www.sec.gov, including:

•	Item 5 of Schedule 14A (interest of certain persons in matters to be acted upon, other than the participants in Paragon’s proxy solicitation);
•	Item 6 of Schedule 14A (voting securities and principal holders thereof, other than the participants in Paragon’s proxy solicitation);
•	Item 7 of Schedule 14A (information about directors and executive officers and corporate governance matters);
•	Item 8 of Schedule 14A (compensation of directors and executive officers);
•	Item 9 of Schedule 14A (independent public accountants);
•	Information concerning OPT’s proposal regarding the approval of an amendment to the 2015 Plan;
•	Information concerning OPT’s proposal regarding the ratification, by a non-binding advisory vote, of the adoption of the Tax Benefits Preservation Plan;
•	Information concerning OPT’s proposal regarding the ratification, by a non-binding advisory vote, of the selection of EisnerAmper LLP as OPT’s independent registered public accounting firm for the fiscal year ending April 30, 2024; and
•	Informing concerning OPT’s proposal regarding the approval, by a non-binding advisory vote, of the compensation of OPT’s named executive officers.

Please refer to OPT’s proxy statement for such information. Except as otherwise noted herein, the information in this proxy statement concerning OPT has been taken from or is based upon documents and records on file with the SEC and other publicly available information. We take no responsibility for the accuracy or completeness of information contained in OPT’s proxy statement.

This proxy statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov.

Who should I call if I have any questions?

If you have any questions, require any assistance in voting your OPT shares, need any additional copies of our proxy materials, or have any other questions, please contact Alliance Advisors, our proxy advisor, by telephone at 855-200-8651 or by email at OPTT@allianceadvisors.com.

WHY WE ARE SOLICITING PROXIES

Paragon believes the dismal financial and corporate governance record at OPT speaks for itself. OPT’s stock price has declined from $4,000 per share in 2007 and $586 per share since chairman Terence J. Cryan joined the board in 2012. OPT’s stock price closed at $0.39 per share on the Record Date and $0.34 per share on December 8, 2023.

In its 40-year history, OPT has never reported a profit and its accumulated losses equal $287.1 million as of July 30, 2023. OPT has lost over $160.0 million since chairman Cryan joined the board. During its fiscal year 2023, OPT had revenues of only $2.7 million and losses of $26.3 million. Despite these losses, CEO Philipp Stratmann has said OPT’s “strategy is working” and that he is “pleased” with OPT’s results. OPT’s CFO has said that OPT is “managing costs tightly” while reporting that costs will not be cut during fiscal 2024.

The OPT board has funded its massive losses through successive dilutive equity issuances. OPT has raised more than $80 million through dilutive equity issuances between April 2022 and July 2023. In August 2023, OPT announced yet another dilutive equity issuance of up to $13.8 million through an ATM offering, at a time when its stock price has been declining rapidly. This repeated dilution has little impact on the board, as OPT’s directors own less than 1.0% of OPT’s outstanding shares, most of which represents equity granted to themselves.

Despite the massive losses and severe equity dilution, the OPT board has saw fit to reward itself with increasing compensation. The OPT board paid itself and its executives total compensation of nearly $2.7 million during fiscal 2023 when its total revenues were $2.7 million. The OPT board has nearly tripled board and executive compensation from $1.2 million in fiscal 2020 to more than $3.0 million in fiscal 2022, with CEO Stratmann alone receiving nearly $1.0 million in total compensation during fiscal 2022. The OPT board has doubled its own compensation across five directors from $397,000 to over $837,000 between fiscal 2020 and fiscal 2022.

Despite the embarrassing performance by the OPT board, the board has sought to entrench itself and block Paragon’s ability to nominate directors at every step of the way, including by adopting an NOL poison pill and burdensome new advance notice bylaws under false pretenses, leading a Delaware court to conclude that there is a credible basis that wrongdoing has been carried out by the directors and officers of OPT.

The Delaware court concluded that there has been a disconnect between OPT’s public statements and OPT’s actual performance. Along these lines, OPT reported after its fiscal 2023 that “We do not know whether we will be able to successfully commercialize our products and services or whether we can achieve profitability,” but then suddenly reported only a few months later in a short press release in connection with this election contest that “OPT expects…to reach profitability during calendar year 2025 using current capital resources.”

Paragon believes that the OPT board is in desperate need of change. We believe that our director candidates possess the skills, experience and focus necessary to turn OPT around, but more importantly to create a company that works for the benefit of stockholders, not the insiders.

We urge stockholders to vote “FOR” the election of each of Paragon’s nominees.

OUR DIRECTOR CANDIDATES

OPT reports that its board of directors is currently comprised of six directors, who serve one-year terms and are elected for a new one-year term at each annual meeting of stockholders. Under OPT’s bylaws and applicable law, each of our candidates, if elected, would hold office until OPT’s 2024 annual meeting of stockholders, and until such person’s successor has been duly elected and qualified or until their earlier death, resignation or removal.

OPT is proposing that six directors be elected at the Annual Meeting. Therefore, at the Annual Meeting, assuming a quorum is present, the six director nominees receiving the highest number of votes, whether online during the meeting or by proxy, will be elected to OPT’s board of directors.

Each of our director candidates has consented in writing to be nominated as a director of OPT, to being named as a director nominee in this proxy statement and to serve on OPT’s board of directors if elected or appointed to the board of directors. At the Annual Meeting, we plan to nominate each of these director candidates for election to OPT’s board of directors. Copies of the consents that have been signed by our nominees are included in this proxy statement as Appendix A.

Stockholders are permitted to vote for any combination (up to six total) of Paragon’s nominees and OPT’s nominees on the BLUE universal proxy card. If stockholders choose to vote for any of OPT’s nominees, we recommend that stockholders “WITHHOLD” on Terence J. Cryan, Clyde W. Hewlett, Peter E. Slaiby and Philipp Stratmann, who we refer to as the “Opposed OPT Nominees.” OPT’s other two nominees (Natalie Lorenz-Anderson and Diana G. Purcel) are referred to hereafter as the “Acceptable OPT Nominees.” We make no recommendation regarding the Acceptable OPT Nominees. We believe the best opportunity for Paragon’s nominees to be elected is by voting “FOR” each of Paragon’s nominees and to “WITHHOLD” on or not vote “for” the Opposed OPT Nominees on the BLUE universal proxy card.

Paragon intends to vote all of its shares “FOR” each of Paragon’s nominees and to “WITHHOLD” on each of the Opposed OPT Nominees and each of the Acceptable OPT Nominees. If each of Paragon’s nominees are elected, they will represent four out of six members of OPT’s board of directors. In the event Paragon’s nominees do not constitute a majority of the OPT board of directors following the Annual Meeting, there can be no assurance that Paragon’s nominees will be able to implement any actions that the participants in Paragon’s proxy solicitation may believe are necessary to enhance stockholder value. There is no assurance that any of OPT’s nominees will serve as directors if all or some of Paragon’s nominees are elected.

Our Candidates

The following sets forth information about each of Paragon’s director candidates. Included below is the name, age, present principal occupation, and other biographical and experience information for each of our director candidates. We believe that each of our director candidates would be considered independent under the applicable SEC rules and regulations and listing standards of the NYSE American, and none of our director candidates is affiliated with OPT or any of its subsidiaries. If elected to OPT’s board of directors, our director candidates would owe fiduciary duties to all of OPT’s stockholders.

Hesham (Sham) M. Gad, 45, has been Chief Executive Officer of Paragon Technologies, Inc. since June 2014, Chairman of Paragon’s Board of Directors since March 2012, and a director of Paragon since 2010. Mr. Gad has also served as Secretary of Paragon since October 2023. Paragon is a holding company with diverse business activities, including material handling and order processing solutions, distribution of IT equipment, consumer electronics and appliances, real estate investments, and investments in marketable securities. From 2013 to 2017, Mr. Gad served as Chairman and Chief Executive Officer of SED International Holdings, Inc., a multinational distributor of IT and computing products. From 2018 to 2021, Mr. Gad served as the Treasurer and member of the Board of Directors of CityCenter Luxury Residences Unit Owners Association. Mr. Gad has served since December 2022 as an advisory board member for Serving Our Kids, a non-profit organization in Nevada that is dedicated to helping food insecure children improve their overall health, nutrition and educational lifestyle. Mr. Gad is the author of “The Business of Value Investing: Six Essential Elements to Buying Companies Like Warren Buffett.” Mr. Gad is a graduate of the University of Georgia, with a B.A. in Business Administration and an M.B.A., and the Stanford University Graduate School of Business Executive Program.

Director Qualifications: Mr. Gad’s role and responsibilities as an operating executive, including strategy oversight and implementation, capital allocation, leadership, restructuring and contract negotiation, as Chief Executive Officer of Paragon make him acutely qualified to serve on OPT’s board. He also has extensive experience in the area of financial markets and investments, qualifications valuable to a publicly traded company. Mr. Gad is qualified to serve as an audit committee member or chairperson and as an “audit committee financial expert” under SEC rules. Mr. Gad has experience serving as a director on a public company board after board control and management changed through a proxy contest.

Business address: Paragon Technologies, Inc., 101 Larry Holmes Drive, Suite 500, Easton, Pennsylvania 18042.

Shawn M. Harpen, 55, is currently the Chief Executive Officer, Chief Financial Officer, Secretary and Advisor of Px3 Legal Consulting Corporation in California, which she founded in 2022 to assist clients in governance, policy development, and other matters. Ms. Harpen, an attorney with more than 20 years of experience, turned her focus to climate change and environmental, social and governance (ESG) matters after establishing in 2010 the legal department of Patron Spirits International AG, which manufactures and distributes alcoholic beverages, and serving as its Chief Legal Officer, General Counsel, Chief Compliance Officer and Corporate Secretary for nearly a decade. In 2018, she guided Patron through its sale to Bacardi-Martini, B.V. and remained with the organization for another year to assist with integration. Before joining Patron, Ms. Harpen served clients in private practice at two international law firms. From 2008 to 2010, she was a partner with Jones Day and, from 2001 to 2008, she was an attorney with McDermott Will & Emery, where she was promoted to partner. She represented directors, officers and issuers in complex commercial litigation as well as securities class and derivative actions. She also advised on corporate compliance, governance, policy development and business transactions. Separate from her primary occupation, in 2020, Ms. Harpen was named Personal Representative of the Estate of Sonia Y. Lee and Trustee of the Sonia Y. Lee Living Trust, a position she continues to hold, and was the court-appointed Practice Administrator of the Sonia Y. Lee Professional Law Corporation (d/b/a SKS Law Group) through dissolution of the entity in May 2022. She also served as a member of the Board of Directors of CityCenter Luxury Residences Unit Owners Association from 2019 to 2021. Ms. Harpen has been a member of the Board of Directors and Chair of the Audit Committee of Starlight Children’s Foundation since 2021, as well as a member of its Corporate Development and Fundraising Committee. She also is an American Bar Association (ABA) Presidential-appointed Special Advisor to the ABA Standing Committee on Professional Regulation, an appointed member of the Local Rules Advisory Committee of the United States District Court for the Central District of California, a Life Fellow of the American Bar Foundation, and a Fellow of the Litigation Counsel of America. She has served as the appointed Chair of both the State Bar of California Standing Committee on Professional Responsibility and Conduct and the State Bar of Nevada Standing Committee on Ethics and Professional Responsibility. Ms. Harpen is licensed to practice law in California and has a B.A. and a J.D. from the University of Toledo. She also has a public leadership credential from the Harvard University John F. Kennedy School of Government and is an A.L.M. Candidate in Sustainability at Harvard University Extension School, where she has obtained Graduate Certificates in Environmental Policy and International Development as well as Corporate Sustainability and Innovation.

Director Qualifications: Ms. Harpen has significant experience in corporate governance, sustainability, legal ethics, government policy and environmental, social and governance (ESG) matters.

Business address: Px3 Legal Consulting Corporation, 668 N. Coast Highway #223, Laguna Beach, California 92651.

Jack H. Jacobs, 78, has been a director of Paragon Technologies, Inc. since 2012. Paragon is a holding company with diverse business activities, including material handling and order processing solutions, distribution of IT equipment, consumer electronics and appliances, real estate investments, and investments in marketable securities. Colonel Jacobs is the Melcher Family Senior Fellow of Politics and Professor of Humanities and Public Affairs at the United States Military Academy at West Point, where he has been teaching since 2005, and a principal of The Fitzroy Group, Ltd., a firm that specializes in the development of residential real estate in London and invests both for its own account and in joint ventures with other institutions, for over 20 years. He has served as an on-air military analyst for NBC News since 2002, where shows on which he appeared were nominated for Emmys. He was also a member of the team that produced the segment “Iraq: The Long Way Out,” which won the 2011 Murrow Award. Colonel Jacobs was a co-founder and Chief Operating Officer of AutoFinance Group Inc., one of the firms to pioneer the securitization of debt instruments, from 1988 to 1989; the firm was subsequently sold to KeyBank. He was a Managing Director of Bankers Trust Corporation, a diversified financial institution and investment bank, where he ran foreign exchange options worldwide and was a partner in the institutional hedge fund business. Colonel Jacobs’ military career included two tours of duty in Vietnam where he was among the most highly decorated soldiers, earning three Bronze Stars, two Silver Stars, and the Medal of Honor, the nation’s highest combat decoration. He retired from active military duty as a Colonel in 1987. Colonel Jacobs previously served as a member of the Board of Directors of Resonant Inc. (formerly Nasdaq: RESN) from 2018 to March 2022, when it was acquired by a subsidiary of Murata Manufacturing Co., Ltd. From 2016 to November 2022, Colonel Jacobs served as a member of the Board of Directors of Datatrak International, Inc. (OTCMKTS: DTRK); from July 2018 to October 2020, he served as a member of the Board of Directors of Ballantyne Strong, Inc. (NYSE American: BTN); from 2007 to 2012, he served as a member of the Board of Directors of Xedar Corporation, a public company; from June 2006 to 2009, he was a director of Visual Management Systems, a private company; and he was a director of BioNeutral Group, Inc., a public company, until 2009. From October 17, 2013 to October 28, 2013, Colonel Jacobs served on the Board of Directors of SED International Holdings, Inc. He was previously a director of Premier Exhibitions, Inc. until March 16, 2015. Colonel Jacobs has been a member of the Board of Trustees of the USO of New York since January 2012, a member of the Board of Directors of the Medal of Honor Museum Foundation since June 2019, and a member of the Board of Directors of the Children of Fallen Patriots Foundation since 2008. He is the author of the books “If Not Now, When?: Duty and Sacrifice in America’s Time of Need” and “Basic.” Colonel Jacobs received a Bachelor of Arts and a Master’s degree from Rutgers University.

Director Qualifications: Colonel Jacobs would bring extensive executive management and leadership skills to OPT’s board. He also has extensive experience as a director of public companies and other organizations. His distinguished military experience and position at West Point could prove to be beneficial to OPT in its dealings with the U.S. government and other potential customers and business partners. He is qualified to serve as an audit committee member or chairperson and as an “audit committee financial expert” under SEC rules. Colonel Jacobs has experience serving as a director on public company boards after board control and management changed through a proxy contest.

Business addresses: Paragon Technologies, Inc., 101 Larry Holmes Drive, Suite 500, Easton, Pennsylvania 18042; NBC, 30 Rockefeller Plaza, New York, New York 10112; West Point, 606 Thayer Road, West Point, New York 10996; and The Fitzroy Group, Ltd., Olympia House, Armitage Road, London NW11 8RQ.

Samuel S. Weiser, 63, has been a director of Paragon Technologies, Inc. since 2012. Paragon is a holding company with diverse business activities, including material handling and order processing solutions, distribution of IT equipment, consumer electronics and appliances, real estate investments, and investments in marketable securities. He serves as an advisor to Sentinel Group Holdings, LLC, the successor to Axess Equity Partners, LLC, a privately held business focused on sourcing unique private equity, real estate and investment funds catering to family offices and high net worth investors, where he has served since July 2020. Mr. Weiser is also founder, President and Chief Executive Officer of Foxdale Management LLC, a consulting firm that provides operational consulting, strategic planning, and litigation support services in securities related disputes, which has been operating since 2003. Through Foxdale, he has served since May 2020 as the Chief Financial Officer for WR Group Inc., a consumer products company focused on health and beauty industry segments. He also serves as the Chief Financial Officer of Altsmark, a software solution firm for the private capital sector, since January 2021. He is also the founder and Chief Executive Officer of JMP OppZone Services, LLC, a fund administration and business support services firm focused on supporting investment activities in designated opportunity zones that were created as part of the Tax Cuts and Jobs Act of 2017 to drive investment into depressed areas of the country. JMP began operations in May 2019. From August 2009 until April 2015, he was a member of the Board of Directors and from August 2014 until April 2015 was Executive Chairman of Premier Exhibitions, Inc., a provider of museum quality touring exhibitions then listed on Nasdaq. In addition, Mr. Weiser served as President and Chief Executive Officer of Premier Exhibitions, Inc. from November 2011 until June 2014. Mr. Weiser was a member of SED International Holdings, Inc.’s Board of Directors from October 2013 until October 2014. Previously, Mr. Weiser served as a member and Chief Operating Officer of Sellers Capital LLC, an investment management firm, from 2007 to 2010. From 2005 to 2007, he was a Managing Director responsible for the Hedge Fund Consulting Group within Citigroup Inc.’s Global Prime Brokerage Division. Mr. Weiser also served as Chairman of the Managed Funds Association, a lobbying organization for the hedge fund industry, from 2001 to 2003, and was formerly a partner in Ernst and Young. He received his B.A. in Economics from Colby College and an M.A. in Accounting from George Washington University.

Director Qualifications: Mr. Weiser has extensive financial, operational and turnaround consulting experience. He is qualified to serve as an audit committee member or chairperson and as an “audit committee financial expert” under SEC rules. Mr. Weiser has experience serving as a director on public company boards after board control and management changed through a proxy contest.

Business addresses: Paragon Technologies, Inc., 101 Larry Holmes Drive, Suite 500, Easton, Pennsylvania 18042; Foxdale Management LLC, 565 Willow Road, Winnetka, Illinois 60093.

Other Disclosures

Paragon, together with the other participants named herein, represents that (i) they intend to, or are part of a group which intends to, deliver a proxy statement and form of proxy to holders of at least the percentage of OPT’s outstanding capital stock required to elect the Paragon nominees at the Annual Meeting and (ii) they intend to, or are part of a group which intends to, solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Paragon nominees.

Paragon is required to include all nominees for election on its BLUE universal proxy card. For additional information regarding OPT’s nominees and any other related information, please refer to OPT’s proxy statement. You will receive solicitation materials from OPT, including a proxy statement and a white universal proxy card. We are not responsible for the accuracy or completeness of any information provided by or relating to OPT or its nominees contained in the solicitation materials filed or disseminated by or on behalf of OPT or any other statements that OPT makes. Stockholders will be able to obtain, free of charge, copies of all proxy statements, any amendments or supplements thereto and any other documents (including the BLUE universal proxy card) when filed by the applicable party with the SEC in connection with the annual meeting at the SEC’s website (http://www.sec.gov).

Pending Litigation with OPT

Litigation Regarding Books and Records Investigation

On July 27, 2023, Paragon filed a complaint in the Delaware Court of Chancery to enforce its rights, pursuant to Section 220 of the Delaware General Corporation Law, to inspect the books and records of OPT. On July 17, 2023, Paragon sent a demand letter to OPT requesting to inspect OPT’s books and records for the purpose of investigating alleged wrongdoing and mismanagement by OPT’s board and members of management, inquiring into the independence of the members of OPT’s board, assessing possible breaches of fiduciary duty by OPT’s directors and officers, and communicating with other stockholders of OPT regarding matters relating to their interests as stockholders. OPT denied Paragon’s inspection demand in its entirety.

During the trial on October 4, 2023, Paragon expressed concerns about, among other things, OPT’s alarming financial losses, skyrocketing expenses, and increasing director and officer compensation. Paragon also raised concerns about measures that OPT’s board of directors has taken for the apparent purpose of interfering with Paragon’s efforts to elect new directors at the Annual Meeting.

On October 20, 2023, the Delaware Court of Chancery ruled in favor of Paragon, finding in a Final Report of the Magistrate that Paragon “demonstrated a credible basis to suspect wrongdoing” by the directors and officers of OPT and ordered OPT to provide Paragon with certain books and records for an investigation. As part of the Final Report, the Magistrate found that the “disconnect between [OPT’s] financial picture and [OPT’s] public statements raises credible suspicions about [OPT’s] management and operations.” The Magistrate also found that “the context and timing of the bylaw amendments and poison pill suggest that thwarting the plaintiff was the board’s primary basis or driving purpose for such actions.”

On October 25, 2023, OPT filed a notice of exceptions to the Final Report. On December 8, 2023, Paragon filed an answering brief in opposition to OPT’s notice of exceptions to the Magistrate’s Final Report.

Breach of Fiduciary Duty Litigation

On October 9, 2023, Paragon filed litigation in the Delaware Court of Chancery against OPT and each of OPT’s directors, Terence J. Cryan, Philipp Stratmann, Peter E. Slaiby, Clyde W. Hewlett, Natalie Lorenz-Anderson and Diana G. Purcel, relating to what Paragon believes is OPT’s acting in bad faith with respect to Paragon’s nomination notice provided in connection with the Annual Meeting and failure to approve Paragon’s request for an exemption pursuant to the terms of OPT’s NOL poison pill adopted on June 29, 2023, subject to a condition that Paragon not exceed ownership of 19.9% of OPT’s outstanding shares of common stock. The litigation asserts claims for breach of fiduciary duty against each of the directors and requests declaratory and injunctive relief enjoining the defendants from taking action to preclude Paragon’s director candidates from standing for election at the Annual Meeting and providing that the NOL poison pill exemption is granted. A hearing date of November 28, 2023 has been set for the Court to consider Paragon’s request for an injunction prohibiting OPT from preventing Paragon’s candidates from standing for election at the Annual Meeting.

On November 30, 2023, the Court issued its ruling and did not grant Paragon’s requested relief on the basis that factual issues remain that would need to be resolved at a trial.

Paragon intends to move forward with its election contest and nominate its four director candidates at the Annual Meeting.

Paragon expects that a final trial in the Delaware litigation, and potential additional litigation, may be required after the Annual Meeting to resolve issues relating to the election contest, including whether OPT’s board has the right to disregard proxies that stockholders provide to Paragon, whether OPT should have used a universal proxy card to solicit proxies from stockholders, and other potential disputes relating to OPT’s handling of the Annual Meeting.

In considering this proxy statement and the request to grant a proxy voting “FOR” Paragon’s nominees, you should consider the risk that, if OPT prevails in the litigation described above, then your votes will not be counted. If you vote on OPT’s proxy card, you will not be able to vote for Paragon’s nominees. If Paragon prevails in the litigation that is likely to follow the Annual Meeting, then OPT’s proxy cards may be determined to be deficient.

We recommend and urge you to vote “FOR” the election of each of our director candidates and “WITHHOLD” on each of the Opposed OPT Nominees.

HOW TO PROVIDE A PROXY TO US

We urge you to complete, sign, date and return in the enclosed postage-paid envelope the enclosed BLUE universal proxy card to elect our director candidates, or vote by telephone or via the internet following the instructions on the BLUE universal proxy card. If you hold shares of OPT through a bank, broker or other nominee, you must provide voting instructions to that entity. If you have not received a BLUE universal voting instruction form from your bank, broker or other nominee, you should immediately contact the person responsible for your account to obtain a BLUE voting instruction form. See the back cover page of this proxy statement for further information on how to vote your OPT shares.

If you have any questions or require any assistance with providing your proxy or any other matters, please contact our proxy advisor, Alliance Advisors, by telephone at 855-200-8651 or by email at OPTT@allianceadvisors.com.

Your proxy will authorize the proxy holders named on the proxy, with full powers of substitution and resubstitution, to raise and second motions to nominate candidates for election to OPT’s board of directors and to vote all OPT shares that you hold as of the Record Date at the Annual Meeting and at any adjournments, continuations or postponements of such meeting and at any meeting called in lieu of such meeting, in each case subject to applicable law.

Any proxy may be revoked prior to the proxy being voted at the Annual Meeting. If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting by taking any of the following actions: signing, dating and returning the enclosed BLUE universal proxy card; instructing Paragon by telephone or via the internet as to how you would like your shares voted (instructions are on your BLUE universal proxy card); or delivering a written revocation or a later dated proxy for the Annual Meeting to the Corporate Secretary of OPT. You can also attend the virtual Annual Meeting and vote online during the Annual Meeting (although virtual attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held by a bank, broker or other nominee, you may revoke your previously submitted voting instructions by signing and submitting a later-dated BLUE universal voting instruction form using the postage-paid envelope provided by your bank, broker or other nominee or via telephone or the internet by following the instructions provided by your bank, broker or other nominee. If you virtually attend the Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior vote. You must have written authority from the record owner to vote your shares held in its name at the Annual Meeting.

Although a revocation is effective if delivered to OPT, we request that you mail or email a copy of the revocation to Alliance Advisors at the mail or email address included on the back cover page of this proxy statement so that we will be aware of all revocations and can attempt to ensure they are honored.

Your proxy will be voted as directed by you thereon and in the discretion of the proxy holders with respect to any other matters that may properly come before the Annual Meeting, including any matters incidental to the conduct of the meeting. If no choice is specified by you, the proxy holders will vote (1) “FOR” each of our nominees and to “WITHHOLD” on each of the Opposed OPT Nominees and each of the Acceptable OPT Nominees; (2) “AGAINST” approval of an amendment to the 2015 Plan to increase the number of shares of OPT’s common stock available for grant under the 2015 Plan from 4,382,036 to 7,282,036 and to amend the aggregate number of shares available for incentive awards; (3) “AGAINST” ratification, by a non-binding advisory vote, of the adoption of the Tax Benefits Preservation Plan; (4) “AGAINST” ratification, by a non-binding advisory vote, of the selection of EisnerAmper LLP as OPT’s independent registered public accounting firm for the fiscal year ending April 30, 2024; (5) “AGAINST” approval, by a non-binding advisory vote, of the compensation of OPT’s named executive officers; and (6) in the proxy holders’ discretion as to other matters that may come before the Annual Meeting.

If Paragon abandons this solicitation or does not solicit the holders of at least 67% of the voting power of shares entitled to vote on the election, then any votes cast in favor of Paragon’s nominees would be disregarded and would not be counted for purposes of the election of directors, though such shares would still be counted for purposes of determining whether a quorum exists and stockholders would be able to cast a later-dated vote by mail, by telephone or via the internet using OPT’s white proxy card.

Your vote is important. Please complete, sign, date and return the enclosed BLUE universal proxy card in the enclosed postage-paid envelope, or vote by telephone or via the internet following the instructions on the BLUE universal proxy card, today. If you hold OPT shares through a bank, broker or other nominee, please vote in favor of our director candidates by providing voting instructions to your bank, broker or such other nominee. If you have not received a BLUE universal voting instruction form from your bank, broker or other nominee, you should immediately contact the person responsible for your account to obtain a BLUE universal voting instruction form. See the back cover page of this proxy statement for further information on how to vote your OPT shares.

OTHER MATTERS BEING PRESENTED BY OPT AT THE ANNUAL MEETING

Proposal 2: Approval of an Amendment to the 2015 Plan

Based on information contained in OPT’s proxy statement, OPT is requesting approval of an amendment to its 2015 Plan to increase the number of shares of OPT’s common stock available for grant under the 2015 Plan from 4,382,036 to 7,282,036 and to amend the aggregate number of shares available for incentive awards at the Annual Meeting.

Paragon will vote its shares, and recommends that you vote your shares, “AGAINST” this proposal.

You may vote on this proposal on the enclosed BLUE universal proxy card (or through the BLUE voting instruction form provided by your bank, broker or other nominee) or by telephone or via the internet following the instructions on the BLUE universal proxy card (or BLUE voting instruction form). If you indicate your vote with respect to this proposal on our BLUE universal proxy card, we will vote your shares as instructed. If you return our BLUE universal proxy card and do not include directions on how to vote with respect to this proposal, the proxy holders will vote your shares “AGAINST” this proposal.

Proposal 3: Ratification of the Adoption of the Tax Benefits Preservation Plan

Based on information contained in OPT’s proxy statement, OPT is requesting ratification, by a non-binding advisory vote, of the adoption of the Tax Benefits Preservation Plan at the Annual Meeting.

Paragon will vote its shares, and recommends that you vote your shares, “AGAINST” this proposal.

You may vote on this proposal on the enclosed BLUE universal proxy card (or through the BLUE voting instruction form provided by your bank, broker or other nominee) or by telephone or via the internet following the instructions on the BLUE universal proxy card (or BLUE voting instruction form). If you indicate your vote with respect to this proposal on our BLUE universal proxy card, we will vote your shares as instructed. If you return our BLUE universal proxy card and do not include directions on how to vote with respect to this proposal, the proxy holders will vote your shares “AGAINST” this proposal.

Proposal 4: Auditor Ratification

Based on information contained in OPT’s proxy statement, OPT is requesting ratification, by a non-binding advisory vote, of the selection of EisnerAmper LLP as OPT’s independent registered public accounting firm for the fiscal year ending April 30, 2024 at the Annual Meeting.

Paragon will vote its shares, and recommends that you vote your shares, “AGAINST” this proposal.

You may vote on this proposal on the enclosed BLUE universal proxy card (or through the BLUE voting instruction form provided by your bank, broker or other nominee) or by telephone or via the internet following the instructions on the BLUE universal proxy card (or BLUE voting instruction form). If you indicate your vote with respect to this proposal on our BLUE universal proxy card, we will vote your shares as instructed. If you return our BLUE universal proxy card and do not include directions on how to vote with respect to this proposal, the proxy holders will vote your shares “AGAINST” this proposal.

Proposal 5: Executive Officer Compensation

Based on information contained in OPT’s proxy statement, OPT is requesting approval, by a non-binding advisory vote, of the compensation of OPT’s named executive officers at the Annual Meeting.

Paragon will vote its shares, and recommends that you vote your shares, “AGAINST” this proposal.

You may vote on this proposal on the enclosed BLUE universal proxy card (or through the BLUE voting instruction form provided by your bank, broker or other nominee) or by telephone or via the internet following the instructions on the BLUE universal proxy card (or BLUE voting instruction form). If you indicate your vote with respect to this proposal on our BLUE universal proxy card, we will vote your shares as instructed. If you return our BLUE universal proxy card and do not include directions on how to vote with respect to this proposal, the proxy holders will vote your shares “AGAINST” this proposal.

Other Proposals

Except as set forth in this proxy statement, Paragon is not aware of any other matter to be considered at the Annual Meeting. However, if Paragon learns of any other proposals made at a reasonable time before the Annual Meeting, Paragon will either supplement this proxy statement and provide stockholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the BLUE universal proxy card solicited by Paragon will vote such proxies in their discretion with respect to such matters.

BACKGROUND TO THE SOLICITATION

On April 14, 2023, Mr. Gad and Mr. Stratmann participated in a telephone call regarding the OPT business and performance in which Mr. Gad informed Mr. Stratmann that Paragon was considering sending a letter to the OPT board.

On May 19, 2023, Mr. Gad sent a letter on behalf of Paragon to the board of directors of OPT. Paragon expressed its concern regarding the rate of cash depletion at OPT and the apparent lack of a viable strategy for the business. Paragon expressed concern regarding the dilution to stockholders from equity issuances and that OPT faced a significant risk of permanent value destruction for stockholders. Paragon noted OPT’s aggregate net losses of over $140 million since 2012, when Mr. Cryan joined the board. Paragon expressed concern that the OPT board and management own less than 0.5% of OPT’s shares. Paragon requested that the OPT board appoint Paragon’s three directors to the OPT board, to serve as part of a six-person board.

On May 22, 2023, Mr. Stratmann on behalf of OPT provided a response to Paragon’s letter to the board. Mr. Stratmann noted that OPT “has an engaged, highly qualified, and very experienced Board of Directors that welcomes candid, open, and constructive dialogue with our stockholders.” Mr. Stratmann stated, “We note and appreciate your interest in working constructively with us to help drive value for all OPT stockholders.” Mr. Stratmann concluded, “We do hope ongoing communications can be held on a professional, respectful and productive basis.”

On June 6, 2023, Mr. Stratmann sent a letter to Paragon stating that “if you have director candidates that you believe our Board should consider, our Nominating and Corporate Governance Committee would be receptive to reviewing their backgrounds and qualifications.” Mr. Stratmann’s letter included a form of director questionnaire and a form of consent to background checks and proposed “telephone and/or in person interviews” with candidates proposed by Paragon.

On June 8, 2023, believing that it was unusual for OPT’s CEO to respond on behalf of the company’s board or nominating committee relating to director candidates, Paragon responded to Mr. Cryan, the chairman of the board, and Mr. Stratmann and provided Paragon’s most recent annual report with the bios of its directors and offered to have its directors engage in the same review process that OPT’s current directors are subject to once an agreement for board representation by Paragon was reached.

On June 9, 2023, OPT filed a Form 8-K Current Report with the SEC signed by Mr. Stratmann that announced the adoption of new and expanded advance notice provisions in OPT’s bylaws applicable to the nomination of directors by stockholders. The new bylaws added extensive “procedural mechanics and disclosure requirements” required to be complied with by stockholders nominating candidates for election to the board. OPT disclosed that the expanded requirements were “immediately effective.” Although OPT disclosed that these bylaws were purportedly adopted by the board on June 9, 2023, OPT later filed different bylaws with its Annual Report on Form 10-K filed with the SEC on July 28, 2023 and its Form 10-K/A filed with the SEC on August 28, 2023.

In the same Form 8-K filed with the SEC on June 9, 2023, OPT disclosed that it made an “error” in its proxy statement for its 2022 annual meeting of stockholders relating to the nomination window applicable to the 2023 annual meeting of stockholders. OPT purported to fix this error in the Form 8-K by disclosing a new window period applicable to the 2023 annual meeting of stockholders.

On June 16, 2023, Paragon formally requested from OPT’s Secretary documents that are required under OPT’s purported new bylaws for stockholders to nominate candidates to the OPT board at an annual meeting of stockholders.

On June 30, 2023, OPT filed a Form 8-K Current Report with the SEC signed by Mr. Stratmann that announced the adoption by OPT of an NOL poison pill preventing stockholders from acquiring more than 4.99% of OPT’s common stock, effective as of June 29, 2023. Despite having significant NOLs for more than 30 years, OPT stated in the Form 8-K that “the Board adopted the Tax Benefits Preservation Plan in an effort to diminish the risk that the Company’s ability to utilize its net operating loss carryovers…may become substantially limited.” The Form 8-K explained that if OPT “experiences an ‘ownership change,’ its ability to utilize the NOLs may be substantially limited,” noting that “an ‘ownership change’ occurs if a stockholder…that is deemed to own at least 5% of [OPT’s] Common Stock increases their ownership…by more than 50 percentage points [of OPT’s outstanding common stock]…within a rolling three-year period.” At the time of the adoption of the NOL poison pill, according to filings with the SEC, OPT had no owners of more than 5% of its common stock.

On June 30, 2023, OPT filed an amended Form 8-K signed by Mr. Stratmann that purported to replace an erroneous exhibit relating to the NOL poison pill filed earlier that day. OPT also filed an amended Form 8-A signed by Mr. Stratmann on the same date to replace the same erroneous exhibit.

On July 6, 2023, Paragon sent a letter to the OPT board of directors requesting documents pursuant to Section 220 of the Delaware General Corporation Law to allow Paragon to investigate suspected wrongdoing and/or mismanagement by the OPT board of directors and/or members of management, to inquire into the independence of the members of the OPT board, and to assess possible breaches of fiduciary duty by OPT’s directors and officers.

On July 7, 2023, Paragon issued a letter to the stockholders of OPT expressing Paragon’s concerns regarding OPT’s failure to generate a profit for nearly 30 years, OPT’s ongoing cash burn, OPT’s significant cumulative losses, the decline in OPT’s stock price from a split adjusted $1,200 to $0.60 at that time, OPT’s failure to commercialize any of its products after decades of trying, and a market cap supported only by OPT’s cash balance.

On July 7, 2023, Paragon filed a Schedule 13D with the SEC, reporting its ownership of shares of common stock of OPT and filing as an exhibit to the Schedule 13D a copy of its letter to stockholders that was issued the same day. Paragon made this Schedule 13D filing on a voluntary basis, as it did not own more than 5.0% of OPT’s common stock. Since OPT adopted an NOL poison pill on June 29, 2023 with a ownership trigger of 4.99%, Paragon is prevented from exceeding that ownership threshold as of the adoption of the poison pill.

Between the date that Paragon filed its initial Schedule 13D and the date of this proxy statement, OPT sent at least eight lengthy letters to the SEC attempting to cause the SEC to provide comments on Paragon’s filings, in an apparent attempt to use any comments that the SEC might make as purported “deficiencies” that could be used to reject Paragon’s nomination notice.

On July 14, 2023, OPT through its counsel denied Paragon’s inspection demand in its entirety.

On July 17, 2023, Paragon sent a revised and expanded demand letter to OPT requesting to inspect OPT’s books and records pursuant to Section 220 of the Delaware General Corporation Law.

On July 20, 2023, Paragon submitted a request for an exemption under OPT’s NOL poison pill, as contemplated by Section 27 of the poison pill, subject to the condition that Paragon would not exceed ownership of 19.9% of OPT’s outstanding shares of common stock. Paragon made the request on the basis that its increased ownership “will not limit or impair the availability to [OPT] of the Tax Benefits” pursuant to Section 27 of the poison pill. OPT did not respond to Paragon’s exemption request until October 12, 2023.

On July 21, 2023, Paragon issued a press release calling on the OPT board to return what Paragon believes has been excessive board compensation. In the press release, Paragon noted the recent fiscal years in which board and executive compensation exceeded OPT’s revenue.

On July 24, 2023, OPT through its counsel denied Paragon’s revised and expanded inspection demand in its entirety.

On July 27, 2023, Paragon filed litigation in the Delaware Court of Chancery to enforce its rights, pursuant to Section 220 of the Delaware General Corporation Law, to inspect the books and records of OPT.

On July 28, 2023, Paragon issued a press release reporting to OPT stockholders that Paragon had filed litigation in the Delaware Court of Chancery to enforce its rights, pursuant to Section 220 of the Delaware General Corporation Law, to inspect the books and records of OPT.

On August 2, 2023, Paragon issued a press release asking the OPT board to explain how it would fund OPT’s operations beyond July 31, 2024, based on OPT’s disclosure in its Annual Report on Form 10-K that “Management believes the Company’s current cash, cash equivalents, and short-term investments are sufficient to fund its planned expenditures through at least July 31, 2024,” as well as OPT’s disclosure that its “cash, cash equivalents, restricted cash, and short-term investments balance was $34.9 million” as of April 30, 2023 and operating expenditures were $28.3 million for the fiscal year ended April 30, 2023. On its related earnings conference call, OPT’s Chief Financial Officer stated that, “We expect our OpEx [for Fiscal Year 2024 ending April 30, 2024] to be materially in line with our level of OpEx for Fiscal 2023.”

On August 7, 2023, OPT filed a Current Report on Form 8-K signed by Mr. Stratmann and a prospectus pursuant to a registration statement signed by the OPT board relating to a $13.8 million “at the market” (ATM) offering of OPT’s common stock.

On August 8, 2023, OPT filed a motion to disqualify Paragon’s counsel in the Delaware Section 220 books and records litigation. After the matter was fully briefed and a hearing was held by the Court, OPT’s motion to disqualify Paragon’s counsel was denied by the Court.

On August 11, 2023, Paragon issued a press release calling on the OPT board to refrain from dilutive equity issuances and immediately announce a significant cost cutting plan.

On August 25, 2023, Paragon submitted notice of its intent to nominate five directors to OPT’s six-person board of directors at OPT’s 2023 annual meeting of stockholders.

On August 25, 2023, Paragon issued a press release calling on the OPT board to remove its entrenchment devices in advance of the 2023 annual meeting, including the burdensome advance notice provisions and NOL poison pill adopted by the OPT board after Paragon requested board seats, and allow Paragon to inspect the books and records of OPT pursuant to Delaware law.

On August 28, 2023, Paragon submitted a request for stockholder lists to OPT pursuant to Section 220 of the Delaware General Corporation Law.

On August 29, 2023, Paragon submitted a second request to OPT’s board of directors for an exemption pursuant to OPT’s NOL poison pill, again subject to a condition that Paragon would not exceed ownership of 19.9% of OPT’s outstanding shares of common stock.

On August 30, 2023, Paragon submitted a request to OPT that it appoint a professional and independent inspector of elections to oversee the contested elections at the 2023 annual meeting of stockholders.

On September 4, 2023, Paragon submitted a letter to OPT addressing OPT’s delay in reviewing and responding to Paragon’s nomination notice, OPT’s failure to respond to Paragon’s request for an exemption to the poison pill, and the filing by OPT of incorrect bylaws with its Annual Report on Form 10-K filed with the SEC on July 28, 2023 and its Form 10-K/A filed with the SEC on August 28, 2023.

On September 5, 2023, Nicholas Day, the Secretary and General Counsel of OPT, provided a response on behalf of OPT to Paragon’s request for stockholder lists pursuant to Delaware law. OPT demanded a $3,500 payment to provide the lists, required Paragon to deliver the check within 24 hours, and demanded a confidentiality agreement be signed by Paragon, its nominees and its proxy solicitor that would make them jointly and severally liable for any breaches of the agreement, which Paragon believes OPT knew would be unacceptable to the parties. Paragon believes that OPT’s response and demands were disingenuous and intended to delay delivery of the stockholder lists. OPT later claimed that the $3,500 amount was an estimate obtained from its proxy solicitation firm as to the cost to obtain the lists. However, OPT was proposing to provide stockholder lists that were approximately one-year old (from the prior year’s annual meeting) and were already in OPT’s possession in electronic form, and therefore could be provided to Paragon at no cost. When pressed, OPT later acknowledged that it would incur no cost in providing these stockholder lists to Paragon. Paragon also knew that the imposition of the $3,500 charge is a standard practice of OPT’s activist defense counsel, which Paragon believes is imposed as an obstacle for stockholders to obtain stockholder lists to which they are entitled under Delaware law. After Paragon informed OPT that requiring an unjustified “ransom” payment to release the stockholder lists likely violates New Jersey law, OPT relented and provided the lists without requiring a payment.

On September 6, 2023, Mr. Day sent a letter on behalf of OPT to Paragon stating that it was continuing to review Paragon’s nomination notice “to assess, among other things, whether there are any deficiencies.” OPT also stated that its review of Paragon’s exemption request under the NOL poison pill was “continuing.”

On September 8, 2023, Mr. Day sent a letter on behalf of OPT to Paragon with questions and purported deficiencies in Paragon’s nomination notice and requesting a sworn statement from one of Paragon’s nominees relating to information in the nomination notice.

On September 12, 2023, Paragon filed an amended Schedule 13D with the SEC in a good faith effort to remove any issues that OPT might claim relating to the Schedule 13D. In the amended Schedule 13D, Paragon disclosed that it “submitted notice of its intent to nominate five directors…to [OPT’s] six-person board of directors at [OPT’s] 2023 annual meeting of stockholders.” Paragon also disclosed that its “nomination notice is subject to the review and potential rejection by [OPT], in which case [Paragon] could determine to challenge any rejection, including through litigation against [OPT].” At this time, Paragon believed that, based on the issues that had been raised by OPT and Paragon’s responses, OPT should have accepted the nomination notice.

On September 12, 2023, Paragon provided a response to OPT regarding the questions and purported deficiencies noted in OPT’s letter dated September 8, 2023.

On September 14, 2023, Mr. Day sent a letter on behalf of OPT to Paragon specifically addressing a lesser number of purported deficiencies in Paragon’s nomination notice and requesting a new and different sworn statement from one of Paragon’s nominees relating to different information in the nomination notice.

On September 15, 2023, Paragon provided a response to OPT regarding OPT’s latest list of purported deficiencies and the proposed new sworn statement set forth in OPT’s letter dated September 14, 2023. Although Paragon believed that OPT’s efforts to identify deficiencies in its nomination notice to be disingenuous, Paragon endeavored in good faith to remove any issues that could be used by OPT to find deficiencies in the nomination notice.

On October 9, 2023, Paragon filed litigation in the Delaware Court of Chancery against OPT and each of its directors, Terence J. Cryan, Philipp Stratmann, Peter E. Slaiby, Clyde W. Hewlett, Natalie Lorenz-Anderson and Diana G. Purcel, relating to the failure of OPT’s board to provide a definitive response and acting in bad faith with respect to Paragon’s nomination notice provided in connection with the 2023 annual meeting of stockholders and failure to provide a response to Paragon’s request for an exemption pursuant to the terms of OPT’s NOL poison pill adopted on June 29, 2023, subject to a condition that Paragon not exceed ownership of 19.9% of OPT’s outstanding shares of common stock. The litigation asserted claims for breach of fiduciary duty against each of the directors and requested declaratory and injunctive relief enjoining the defendants from taking action to preclude Paragon’s director candidates from standing for election at the 2023 annual meeting of stockholders and providing that the NOL poison pill exemption is granted.

The litigation alleged that the director defendants have breached their fiduciary duties by taking numerous actions to block the ability of Paragon to have an alternate slate of directors elected at the 2023 annual meeting of stockholders, including by implementing and weaponizing burdensome advance notice provisions after Paragon requested board representation, adopting an NOL poison pill after having significant NOLs for 30 years, failing to respond to Paragon’s request for an exemption pursuant to the terms of the NOL poison pill even though Paragon’s acquisition of up to 19.9% of the outstanding shares of common stock of OPT should have no impact on OPT’s NOLs, and failing to provide a definitive response to Paragon’s nomination notice provided pursuant to OPT’s purported new advance notice provisions while acting in bad faith in connection with such nomination notice.

On October 9, 2023, Paragon also issued a press release regarding the litigation, Paragon’s slate of director nominees, the OPT board’s entrenchment actions, and OPT’s recent results of operations. Paragon commented on Mr. Stratmann’s recent comments that OPT’s “strategy is working” and OPT’s CFO’s comments that they “continue to manage costs tightly,” despite OPT’s significant increases in quarterly expenses and losses.

On October 10, 2023, Paragon filed an amendment to its Schedule 13D reporting the litigation filed on the prior date.

On October 12, 2023, OPT notified Paragon by letter that the OPT board rejected Paragon’s nomination notice and would not allow Paragon’s slate of directors to be recognized at OPT’s 2023 annual meeting of stockholders.

On October 12, 2023, OPT also notified Paragon by letter that the OPT board rejected Paragon’s request for an exemption under OPT’s NOL poison pill without explaining how Paragon’s exemption request would jeopardize any of OPT’s NOLs.

On October 12, 2023, OPT also filed a Current Report on Form 8-K disclosing the letters sent to Paragon on that date and reporting that OPT had not yet set the date for its 2023 annual meeting of stockholders.

On October 20, 2023, the Delaware Court of Chancery ruled in favor of Paragon in the books and records litigation, finding that Paragon set forth a credible basis to suspect wrongdoing by the directors and officers of OPT and ordered OPT to provide Paragon with certain books and records for an investigation.

During the trial that took place on October 4, 2023, Paragon expressed concerns about, among other things, OPT’s alarming financial losses, skyrocketing expenses, and increasing director and officer compensation. Paragon also raised concerns about measures that OPT’s board of directors has taken for the apparent purpose of interfering with Paragon’s efforts to elect new directors at OPT’s 2023 annual meeting of stockholders. In finding that Paragon had stated a proper purpose for the books and records demand, the Court found that, considering the totality of the circumstances, Paragon had demonstrated a credible basis that wrongdoing has occurred at OPT.

In the Magistrate’s decision, she stated, “The disconnect between the defendant’s financial picture and the defendant’s public statements raises credible suspicions about the defendant’s management and operation.” In relation to OPT’s entrenchment actions, the Magistrate stated, “[T]he context and timing of the bylaw amendments and poison pill suggest that thwarting the plaintiff was the board’s primary basis or driving purpose for such actions.”

On October 23, 2023, Paragon issued a press release regarding the Court’s decision in the books and records litigation.

On October 24, 2023, Paragon issued a press release disclosing a letter to the independent directors of OPT regarding what Paragon believes are the questionable decisions they have approved in connection with OPT’s defense to Paragon’s election contest.

On October 25, 2023, OPT filed a Current Report on Form 8-K announcing that its board had set a record date of December 4, 2023 for the 2023 annual meeting of stockholders but that it had not yet set a date for the meeting itself. OPT disclosed that it represented to the Court in the second litigation that “OPT does not currently expect to schedule the 2023 Annual Meeting…on a date that is earlier than January 24, 2024.” Paragon believes that the decision by OPT to set a record date for the meeting but not the date of the meeting itself represented yet another action taken by OPT in bad faith in an effort to play games in connection with the annual meeting.

On October 25, 2023, OPT filed a “notice of exceptions” to the Final Report of the Magistrate in the books and records litigation that ruled in favor of Paragon, pursuant which the Magistrate had found a credible basis to suspect wrongdoing on the part of the directors and officers of OPT.

On November 3, 2023, OPT through its counsel finally completed the delivery of stockholder lists that OPT claimed complied with Paragon’s request delivered on August 28, 2023. OPT’s completion of delivery occurred 67 days after Paragon’s request for stockholder lists to which it is entitled under Delaware law.

On November 7, 2023, OPT filed a Current Report on Form 8-K disclosing that the OPT board had on the prior day set the date for the 2023 annual meeting of stockholders to occur on January 31, 2024 at 10:00 a.m. Eastern time.

On November 13, 2023, Paragon notified OPT that one of its director candidates notified Paragon of his withdrawal as a nominee, due to health reasons that he is still recovering from. Paragon notified OPT that it intends to proceed to nominate its remaining four director candidates.

On November 14, 2023, OPT issued a brief press release announcing “an action plan to achieve profitability in calendar year 2025.” OPT stated an “expectation” that it will “reach profitability during calendar year 2025” without disclosing details of any plan. OPT also touted the “divestiture” of its “strategic consulting team” without explaining how the “divestiture” was accomplished. OPT also claimed to make a “key addition to executive leadership team” by changing the role of its existing Vice President, Sales & Marketing to Chief Commercial Officer. OPT stated that its “expectation [for profitability] does not account for extraordinary expenses that could cause OPT to seek additional capital from financing sources.”

On November 17, 2023, Paragon issued a press release criticizing OPT’s November 14 press release for failing to address OPT’s more immediate financial losses and for continuing to provide “a false narrative of the true state of the business that does not match up with the real picture being borne out by the financial results.” Paragon also noted that “[t]he Delaware Chancery Court, an unbiased judicial body, also found a disconnect between OPT’s public statements and its actual results.” Paragon noted that “rather than address the financial problems that OPT is facing now and how to address them today, CEO Stratmann asks stockholders to wait two years for possible profits AND states that those potential profits will likely require more capital.”

On November 28, 2023, the Delaware Court of Chancery held a hearing on Paragon’s request for a preliminary injunction prohibiting OPT from preventing Paragon’s candidates from standing for election at the 2023 annual meeting and to grant Paragon an exemption from OPT’s NOL poison pill subject to a condition not to exceed ownership of 19.9% of OPT’s outstanding shares of common stock.

On November 30, 2023, the Court issued its ruling and did not grant Paragon’s requested relief on the basis that factual issues remain that would need to be resolved at a trial.

Paragon intends to move forward with its election contest and nominate its four director candidates at the Annual Meeting.

Paragon expects that a final trial in the Delaware litigation, and potential additional litigation, may be required after the Annual Meeting to resolve issues relating to the election contest, including whether OPT’s board has the right to disregard proxies that stockholders provide to Paragon, whether OPT should have used a universal proxy card to solicit proxies from stockholders, and other potential disputes relating to OPT’s handling of the Annual Meeting.

OPT’s board could have saved the company millions of dollars by acting in good faith and allowing a fair stockholder vote instead of carrying out an aggressive campaign of entrenchment. Paragon asks stockholders if this is the type of board that should be leading OPT out of its 40 years of disastrous financial results that are only worsening in recent years, with the company on the brink of insolvency.

INFORMATION ABOUT US

This proxy solicitation is being made by Paragon. Paragon beneficially owns 2,927,779 shares of OPT. Paragon holds 100 of these shares directly as a record holder.

Paragon Technologies, Inc. is a Delaware corporation. The principal business of Paragon is serving as a holding company with diverse business activities, including material handling and order processing solutions, distribution of IT equipment, consumer electronics and appliances, real estate investments, and investments in marketable securities. Hesham M. Gad is the Chief Executive Officer and Executive Chairman of Paragon. The Board of Directors of Paragon consists of Mr. Gad, Jack H. Jacobs and Samuel S. Weiser. The business address of each of Paragon, Mr. Gad, Colonel Jacobs and Mr. Weiser is 101 Larry Holmes Drive, Suite 500, Easton, Pennsylvania 18042.

Mr. Gad, Executive Chairman of Paragon’s Board of Directors and Chief Executive Officer of Paragon, and Colonel Jacobs and Mr. Weiser, directors of Paragon, may be deemed to beneficially own the shares of OPT’s common stock held by Paragon. Ms. Harpen does not own beneficially or of record any securities of OPT.

Additional information about the transactions effected by Paragon and Mr. Gad in OPT shares during the past two years is set forth in Appendix B to this proxy statement. None of our director candidates directly owns any shares of common stock of OPT, except as disclosed above. Each of the purchases and sales shown on Appendix B was made through the open market.

Additional biographical information about our director candidates is included in this proxy statement in the section titled “Our Director Candidates.” Additional information about each of the participants in this proxy solicitation is set forth in Appendix C to this proxy statement.

Interests of Paragon’s Nominees

It is possible that Paragon’s nominees, if elected to the OPT board, would receive compensation from OPT in connection with their service as directors of OPT. Depending on the composition of OPT’s board after the Annual Meeting, it is possible that Paragon’s nominees could also receive the benefit of indemnification from OPT and/or directors indemnity insurance in connection with their service as directors of OPT. As a result, Paragon’s nominees may be deemed to have an interest in their nominations for election to the board of directors of OPT. Paragon has criticized the OPT board for excessive board and executive compensation and excessive spending, and therefore it is likely that if elected to the OPT board, our nominees would support a reduction in the compensation paid to the directors of OPT. It is expected that each of Paragon’s nominees, if elected to the OPT board, would independently exercise their fiduciary duties in accordance with all applicable laws in relation to any matter coming before the board.

As directors of Paragon, each of Mr. Gad, Colonel Jacobs and Mr. Weiser receives customary director compensation, customary reimbursement of expenses, and customary indemnification consistent with Delaware law, and Mr. Gad receives customary compensation, customary benefits, and customary expense reimbursements in connection with his role as Chief Executive Officer of Paragon and President of SI Systems, LLC, a wholly owned subsidiary of Paragon.

Except as described herein, there are currently no understandings or arrangements pursuant to which Paragon’s nominees are being nominated between Paragon’s nominees, on the one hand, and Paragon or its directors and officers, on the other hand, other than the written consents included in Appendix A.

SOLICITATION OF PROXIES

This solicitation of proxies is being made by Paragon. Proxies may be solicited by mail, press releases and other public statements, electronic communications, telephone, fax and in-person meetings. Each of our director candidates, any other participants named in this proxy statement, and other employees and agents of Paragon may assist in the solicitation of proxies without any additional remuneration.

We plan to solicit proxies from individuals, banks, brokers, dealers, bank nominees, trust companies, and other nominees and institutional holders. We will be requesting banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the OPT shares they hold of record, and we will reimburse these record holders for their reasonable out-of-pocket expenses in doing so.

We have retained Alliance Advisors for advisory services in connection with this solicitation and to assist us in the solicitation of proxies. Alliance Advisors will receive compensation from Paragon in connection with their services, the aggregate of which is currently anticipated not to exceed $65,000, together with reimbursement of its reasonable out-of-pocket expenses. It is anticipated that Alliance Advisors will employ approximately 25 persons to solicit stockholders in connection with the Annual Meeting.

The expense of preparing, assembling, printing and mailing this proxy statement and related materials and the cost of soliciting proxies will be borne by Paragon. If Paragon is successful in obtaining the election of one or more of its director candidates to OPT’s board of directors, Paragon intends to seek reimbursement from OPT of the costs incurred by it in connection with such solicitation, which would include the legal fees it incurred in connection with the solicitation and enforcing its rights against OPT in the Delaware courts, as described in this proxy statement. If Paragon is successful at any time in obtaining the election of a majority of OPT’s board of directors, it may cause OPT to reimburse such costs. Paragon does not currently anticipate that such reimbursement would be presented to the stockholders of OPT for a vote, but Paragon would favor such presentation for a vote if a sufficient number of stockholders of OPT express a desire for such vote to occur. We anticipate that our fees and expenses incurred in connection with this solicitation and our other efforts to obtain board representation, including legal fees incurred by Paragon in connection with the solicitation and enforcing its rights against OPT in the Delaware courts, could total up to $950,000 or more. We estimate that such expenses to date total approximately $700,000. As litigation remains pending in the Delaware courts, as described in this proxy statement, Paragon will incur additional legal fees in connection with such litigation.

INFORMATION ABOUT OCEAN POWER TECHNOLOGIES

Based on documents publicly filed by OPT, the mailing address of the principal executive offices of OPT is 28 Engelhard Drive, Suite B, Monroe Township, New Jersey 08831.

Appendix D to this proxy statement sets forth certain information regarding beneficial ownership of OPT’s shares by certain beneficial owners and OPT’s management. We have taken the information contained in Appendix D from OPT’s 2023 proxy statement, and we assume no responsibility for the accuracy or completeness of this information. However, we have updated this information from OPT’s 2023 proxy statement by including information regarding Paragon’s director candidates.

Pursuant to OPT’s 2023 proxy statement, stockholders interested in submitting a proposal to be considered for inclusion in OPT’s proxy materials and for presentation at OPT’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act. In general, to be eligible for inclusion in OPT’s proxy materials, Rule 14a-8 stockholder proposals must be received by OPT’s Corporate Secretary at OPT’s principal executive offices (located at 28 Engelhard Drive, Suite B, Monroe Township, New Jersey 08831) no later than August 6, 2024.

OPT further stated that any stockholder of record of OPT who desires to submit a proposal of business (other than stockholder proposals in accordance with Rule 14a-8) for action at the 2024 Annual Meeting must deliver written notice of an intent to make such proposal of business to OPT’s Corporate Secretary at Ocean Power Technologies, Inc., 28 Engelhard Drive, Suite B, Monroe Township, New Jersey 08831 no earlier than October 3, 2024 and no later than November 2, 2024. However, if the date of the 2024 Annual Meeting is more than twenty (20) days before or sixty (60) days after the first anniversary of the date of the Annual Meeting, then such notice must be delivered to OPT’s Corporate Secretary no later than the close of business on the later of (A) the ninetieth (90th) day prior to the 2024 Annual Meeting and (B) the tenth (10th) day following the day on which notice of the date of the 2024 Annual Meeting was mailed or public disclosure of the date of the 2024 Annual Meeting was made, whichever first occurs). Any such notice must also comply with the timing, disclosure, procedural, and other requirements as set forth in OPT’s bylaws.

OPT further stated that any stockholder of record of OPT who desires to nominate one or more director candidates at the 2024 Annual Meeting must deliver written notice of an intent to make such director nomination to OPT’s Corporate Secretary at Ocean Power Technologies, Inc., 28 Engelhard Drive, Suite B, Monroe Township, New Jersey 08831 no earlier than October 3, 2024 and no later than November 2, 2024. However, if the date of the 2024 Annual Meeting is more than twenty (20) days before or sixty (60) days after the first anniversary of the date of the Annual Meeting, then such notice must be delivered to OPT’s Corporate Secretary no later than the close of business on the later of (A) the ninetieth (90th) day prior to the 2024 Annual Meeting and (B) the tenth (10th) day following the day on which notice of the date of the 2024 Annual Meeting was mailed or public disclosure of the date of the 2024 Annual Meeting was made, whichever first occurs). Any such notice must also comply with the timing, disclosure, procedural, and other requirements as set forth in OPT’s bylaws.

OPT further stated that, in addition to satisfying the requirements under OPT’s bylaws described in the immediately preceding paragraph, to comply with the universal proxy rules under the Exchange Act, any stockholder who intends to solicit proxies in support of director nominees other than OPT’s board of director’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act in accordance with the time period set forth immediately above for providing notice of stockholder nominations for director candidates.

The information about OPT contained in this proxy statement and the Appendices attached hereto has been taken from, or is based upon, publicly available information. We assume no responsibility for the accuracy or completeness of such information, except as may be required by law.

We have omitted from this proxy statement certain disclosures required by applicable law that are expected to be included in OPT’s proxy statement relating to the Annual Meeting based on our reliance on Rule 14a-5(c) under the Exchange Act. These disclosures include, among other things, current biographical information about OPT’s directors and executive officers, information concerning executive compensation and director compensation, information concerning the committees of the board and other information concerning the board, information concerning certain relationships and related party transactions, information about OPT’s independent registered public accounting firm and other important information. Stockholders are directed to refer to OPT’s proxy statement for the foregoing information, including information required by Item 7 of Schedule 14A with regard to OPT’s nominees. Stockholders can access OPT’s proxy statement and any other relevant documents disclosing this information, without cost, on the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This proxy statement contains statements that are not historical facts but are “forward-looking” in nature. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause actual results or conditions to be materially different from any future results or conditions expressed or implied by such forward-looking statements. In some cases, such forward-looking statements may be identified by terminology such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “objective,” “plan,” “position,” “project,” “should,” “strategy,” “will” or “would,” or the negative of such terms or other comparable terminology. Stockholders should not place undue reliance on any such forward-looking statements. Any forward-looking statements made in this proxy statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the participants of this proxy solicitation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, OPT or its business, operations or financial condition. Except to the extent required by applicable law, the participants in this proxy solicitation undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

QUESTIONS

If you have any questions about anything in this proxy statement or the procedures to be followed to execute and deliver a proxy, please contact our proxy advisor, Alliance Advisors, at the toll-free telephone number or email address included on the back cover page of this proxy statement.

Paragon Technologies, Inc.

[●], 2023

APPENDIX A

Consents of Our Board Nominees to Serve

CONSENT

The undersigned hereby consents and agrees: (a) to be nominated as a director of Ocean Power Technologies, Inc., a Delaware corporation (the “Company”), and to being named as such nominee for election as a director in any nomination notice submitted to the Company and any proxy solicitation statement, proxy card and/or any other materials prepared, distributed and/or filed with any governmental body, by or on behalf of Paragon Technologies, Inc., a Delaware corporation, and/or any of its affiliates, agents and/or representatives (together, the “Proponents”), in connection with the solicitation of proxies by any of the Proponents for the undersigned’s election at any annual or special meeting of the Company held within twelve (12) months after the date set forth below; (b) to serve as a director of the Company if elected at any such meeting; and (c) to being named in the Company’s form of proxy pursuant to Rule 14a-19 of the Securities Exchange of 1934, as amended, in connection with any of the foregoing.

In witness hereof, the undersigned hereby executes this Consent as of the date set forth below.

Signed:	/s/ Hesham M. Gad
Print Name:	Hesham M. Gad
Date:	August 21, 2023

CONSENT

The undersigned hereby consents and agrees: (a) to be nominated as a director of Ocean Power Technologies, Inc., a Delaware corporation (the “Company”), and to being named as such nominee for election as a director in any nomination notice submitted to the Company and any proxy solicitation statement, proxy card and/or any other materials prepared, distributed and/or filed with any governmental body, by or on behalf of Paragon Technologies, Inc., a Delaware corporation, and/or any of its affiliates, agents and/or representatives (together, the “Proponents”), in connection with the solicitation of proxies by any of the Proponents for the undersigned’s election at any annual or special meeting of the Company held within twelve (12) months after the date set forth below; (b) to serve as a director of the Company if elected at any such meeting; and (c) to being named in the Company’s form of proxy pursuant to Rule 14a-19 of the Securities Exchange of 1934, as amended, in connection with any of the foregoing.

In witness hereof, the undersigned hereby executes this Consent as of the date set forth below.

Signed:	/s/ Shawn M. Harpen
Print Name:	Shawn M. Harpen
Date:	August 17, 2023

CONSENT

The undersigned hereby consents and agrees: (a) to be nominated as a director of Ocean Power Technologies, Inc., a Delaware corporation (the “Company”), and to being named as such nominee for election as a director in any nomination notice submitted to the Company and any proxy solicitation statement, proxy card and/or any other materials prepared, distributed and/or filed with any governmental body, by or on behalf of Paragon Technologies, Inc., a Delaware corporation, and/or any of its affiliates, agents and/or representatives (together, the “Proponents”), in connection with the solicitation of proxies by any of the Proponents for the undersigned’s election at any annual or special meeting of the Company held within twelve (12) months after the date set forth below; (b) to serve as a director of the Company if elected at any such meeting; and (c) to being named in the Company’s form of proxy pursuant to Rule 14a-19 of the Securities Exchange of 1934, as amended, in connection with any of the foregoing.

In witness hereof, the undersigned hereby executes this Consent as of the date set forth below.

Signed:	/s/ Jack H. Jacobs
Print Name:	Jack H. Jacobs
Date:	August 21, 2023

CONSENT

The undersigned hereby consents and agrees: (a) to be nominated as a director of Ocean Power Technologies, Inc., a Delaware corporation (the “Company”), and to being named as such nominee for election as a director in any nomination notice submitted to the Company and any proxy solicitation statement, proxy card and/or any other materials prepared, distributed and/or filed with any governmental body, by or on behalf of Paragon Technologies, Inc., a Delaware corporation, and/or any of its affiliates, agents and/or representatives (together, the “Proponents”), in connection with the solicitation of proxies by any of the Proponents for the undersigned’s election at any annual or special meeting of the Company held within twelve (12) months after the date set forth below; (b) to serve as a director of the Company if elected at any such meeting; and (c) to being named in the Company’s form of proxy pursuant to Rule 14a-19 of the Securities Exchange of 1934, as amended, in connection with any of the foregoing.

In witness hereof, the undersigned hereby executes this Consent as of the date set forth below.

Signed:	/s/ Samuel S. Weiser
Print Name:	Samuel S. Weiser
Date:	August 22, 2023

APPENDIX B

Transactions in OPT Shares During the Past Two Years

The following table sets forth information with respect to all purchases and sales of OPT shares effected by Paragon Technologies, Inc. and Hesham M. Gad during the past two years. Paragon Technologies, Inc. and Hesham M. Gad paid for each of these OPT shares with their respective cash amounts on hand.

Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought (Sold)	Price per Share ($)
7/6/2022	96	0.59
7/7/2022	10,000	0.62
7/14/2022	200	0.633
7/14/2022	10	0.6331
7/14/2022	700	0.6327
7/14/2022	1,046	0.635
7/14/2022	3,550	0.6336
7/14/2022	10,000	0.645
7/14/2022	300	0.639
7/14/2022	20,000	0.6197
7/14/2022	10,000	0.62
7/14/2022	25,000	0.595
7/14/2022	9,300	0.62
7/14/2022	700	0.6199
7/14/2022	10,000	0.62
7/14/2022	3,673	0.62
7/14/2022	23	0.6198
7/14/2022	1,300	0.6199
7/14/2022	4	0.6197
7/14/2022	20,000	0.60
7/14/2022	120	0.59
7/14/2022	10	0.6198
7/14/2022	114	0.6425
7/14/2022	12,252	0.62
7/14/2022	4,878	0.6197
7/14/2022	1,600	0.6199
7/14/2022	100	0.615
7/15/2022	10,987	0.62
7/15/2022	8,000	0.621
7/15/2022	1,100	0.6199
7/15/2022	900	0.6199
7/15/2022	23,456	0.619
7/18/2022	2,100	0.6207
7/18/2022	15,434	0.621
7/18/2022	2,466	0.6209
7/18/2022	5,404	0.6209
7/18/2022	13,896	0.6208
7/18/2022	700	0.6206
7/18/2022	20,000	0.625
7/19/2022	(10,000)	0.68
7/19/2022	(10,000)	0.67
7/19/2022	(5,000)	0.66
7/19/2022	(50,000)	0.70
7/20/2022	(20,000)	0.75

7/28/2022	(50,000)	0.85
8/2/2022	(10,000)	1.05
8/17/2022	(14,319)	1.32
8/22/2022	(10,000)	1.05
9/1/2022	(5,929)	1.01
9/7/2022	(15,000)	1.00
9/9/2022	(295)	0.99
9/16/2022	(28,776)	1.01
10/24/2022	16,231	0.70
11/4/2022	50,000	0.73
12/9/2022	95,000	0.595
12/15/2022	20,000	0.59
12/15/2022	2,556	0.55
12/15/2022	53,636	0.55
12/16/2022	2,595	0.539
12/16/2022	2,400	0.535
12/21/2022	8,992	0.51
12/28/2022	16,852	0.45
1/5/2023	460	0.49
2/23/2023	100,000	0.55
3/13/2023	700	0.541
3/13/2023	4,300	0.54
3/13/2023	11,484	0.54
3/13/2023	800	0.54
3/13/2023	600	0.5413
3/13/2023	700	0.5414
3/13/2023	2,400	0.5415
3/13/2023	6,300	0.5425
3/14/2023	500	0.544
3/14/2023	19,500	0.545
3/16/2023	16,800	0.53
3/16/2023	64,758	0.53
3/16/2023	18,050	0.52
3/20/2023	8,153	0.53
3/21/2023	40,312	0.5014
3/21/2023	100	0.5003
3/21/2023	1,000	0.5007
3/21/2023	4,900	0.5006
3/21/2023	1,038	0.5025
3/21/2023	33,456	0.506
3/21/2023	25,678	0.506
3/21/2023	4,805	0.5057
3/21/2023	3,500	0.5056
3/21/2023	19,695	0.506
3/21/2023	28,000	0.51
3/21/2023	2,000	0.509
3/22/2023	65,432	0.5075
3/22/2023	2,000	0.5055
3/22/2023	353	0.5069
3/22/2023	1,500	0.506
3/22/2023	300	0.5053
3/23/2023	11,234	0.505
3/23/2023	54,321	0.515
3/23/2023	10,000	0.5051
3/23/2023	3,100	0.5021
3/23/2023	100	0.502

3/23/2023	6,500	0.5199
3/23/2023	9,503	0.52
3/23/2023	45,328	0.505
3/24/2023	45,332	0.505
3/24/2023	100	0.5035
3/24/2023	100	0.5037
3/24/2023	2,718	0.505
3/24/2023	2,500	0.5036
3/30/2023	400	0.52
3/31/2023	4,113	0.5199
3/31/2023	1,800	0.5189
3/31/2023	35	0.5185
4/5/2023	3,488	0.5152
4/6/2023	300	0.513
4/10/2023	6,138	0.52
4/10/2023	1,833	0.515
4/12/2023	2,367	0.516
4/12/2023	5,687	0.5215
4/12/2023	52	0.5155
4/12/2023	800	0.5153
4/12/2023	2,575	0.5151
4/12/2023	399	0.515
4/13/2023	1,260	0.523
4/13/2023	7,800	0.5229
4/13/2023	200	0.5442
4/13/2023	400	0.544
4/13/2023	2,193	0.5441
4/13/2023	807	0.5439
4/14/2023	3,600	0.5494
4/14/2023	7	0.5491
4/14/2023	600	0.549
4/14/2023	2,336	0.5495
4/14/2023	600	0.55
4/14/2023	100	0.5498
4/19/2023	159	0.5358
4/19/2023	7,989	0.5435
4/20/2023	12,543	0.53
4/20/2023	23,456	0.5205
4/20/2023	1,200	0.52
4/20/2023	500	0.5199
4/20/2023	2,988	0.5197
4/20/2023	6,312	0.515
4/24/2023	964	0.51
4/24/2023	800	0.5096
4/24/2023	56	0.5105
4/24/2023	800	0.5097
4/24/2023	14,058	0.51
4/24/2023	5,000	0.5123
4/24/2023	1,280	0.5104
4/24/2023	100	0.5103
4/24/2023	2,689	0.5103
4/24/2023	100	0.5101
4/24/2023	100	0.511
4/24/2023	9,874	0.511
4/25/2023	2,900	0.4901
4/25/2023	65,431	0.50

4/26/2023	34,400	0.4960
4/26/2023	6,440	0.4959
4/26/2023	36,598	0.49
4/26/2023	10,000	0.495
4/26/2023	10,000	0.495
4/26/2023	250	0.499
4/26/2023	225	0.4985
4/26/2023	1,698	0.4984
4/26/2023	30	0.4973
4/27/2023	9,700	0.50
4/27/2023	40	0.4973
4/27/2023	6,863	0.50
4/27/2023	4,705	0.4993
4/27/2023	300	0.4927
4/27/2023	295	0.4998
4/28/2023	522	0.494
4/28/2023	328	0.4935
4/28/2023	100	0.4934
5/1/2023	1,300	0.5097
5/1/2023	8,700	0.5099
5/1/2023	5,000	0.51
5/1/2023	400	0.5102
5/2/2023	104	0.495
5/2/2023	200	0.5042
5/2/2023	400	0.4996
5/2/2023	400	0.5041
5/2/2023	3,600	0.5041
5/2/2023	400	0.5014
5/2/2023	5,000	0.5042
5/2/2023	517	0.4917
5/2/2023	10,000	0.495
5/2/2023	16,000	0.49
5/2/2023	1,300	0.50
5/2/2023	16,000	0.50
5/2/2023	37,600	0.4895
5/2/2023	22,400	0.49
5/3/2023	9,030	0.50
5/3/2023	9,400	0.4999
5/3/2023	600	0.4997
5/3/2023	100,000	0.49
5/3/2023	10,000	0.5044
5/3/2023	2,842	0.4923
5/3/2023	2,100	0.4924
5/3/2023	58	0.4915
5/4/2023	16,100	0.49
5/4/2023	700	0.4897
5/4/2023	3,200	0.4899
5/4/2023	10,000	0.49
5/4/2023	2,200	0.49
5/4/2023	3,900	0.4898
5/4/2023	1,200	0.4897
5/4/2023	10,000	0.49
5/4/2023	2,700	0.4899
5/4/2023	10,000	0.49
5/5/2023	1,911	0.50
5/5/2023	1,100	0.499

5/5/2023	1,300	0.4997
5/5/2023	1,200	0.4999
5/5/2023	100	0.4976
5/5/2023	2,100	0.50
5/5/2023	5,300	0.4998
5/8/2023	1,400	0.51
5/8/2023	5,114	0.509
5/8/2023	98	0.5077
5/8/2023	1,483	0.4994
5/9/2023	10,000	0.5099
5/9/2023	1,703	0.5099
5/9/2023	3,800	0.5099
5/9/2023	900	0.5097
5/9/2023	300	0.5073
5/9/2023	5,000	0.5098
5/9/2023	3,100	0.5099
5/9/2023	100	0.5072
5/9/2023	1,400	0.5083
5/9/2023	400	0.5098
5/9/2023	3,501	0.505
5/10/2023	5,113	0.51
5/11/2023	5,000	0.4989
5/11/2023	5,000	0.4995
5/11/2023	10,000	0.50
5/11/2023	20,000	0.5095
5/11/2023	9,962	0.5095
5/11/2023	38	0.505
5/11/2023	3,116	0.501
5/11/2023	1,300	0.49
5/11/2023	13,596	0.5009
5/11/2023	3,900	0.4999
5/11/2023	15	0.5008
5/11/2023	6,439	0.4995
5/11/2023	3,012	0.4989
5/11/2023	549	0.499
5/12/2023	16,080	0.49
5/16/2023	1,465	0.50
5/16/2023	1,000	0.4997
5/16/2023	500	0.4998
5/16/2023	8,500	0.4999
5/16/2023	1	0.50
5/16/2023	11	0.4999
5/16/2023	2,900	0.4999
5/17/2023	6,417	0.4941
5/17/2023	40	0.486
5/17/2023	10	0.4859
5/17/2023	36	0.4857
5/17/2023	1,900	0.494
5/17/2023	10	0.4856
5/17/2023	10	0.4855
5/17/2023	60	0.4852
5/17/2023	17	0.4851
5/17/2023	1,500	0.4939
5/17/2023	46	0.4943
5/17/2023	20	0.4944
5/17/2023	2,727	0.495

5/17/2023	187	0.4942
5/17/2023	150	0.51
5/17/2023	3,093	0.5099
5/17/2023	30	0.5092
5/18/2023	5,000	0.509
5/18/2023	10,000	0.509
5/18/2023	3,500	0.5089
5/18/2023	7,000	0.5089
5/19/2023	10,456	0.509
5/19/2023	2,144	0.5085
5/19/2023	100	0.5081
5/19/2023	12,300	0.5084
5/19/2023	5,000	0.509
5/19/2023	5,000	0.5091
5/19/2023	5,000	0.5091
5/19/2023	784	0.5091
5/26/2023	1,132	0.515
5/26/2023	10,000	0.5202
5/31/2023	91	0.51
6/1/2023	7,300	0.51
6/1/2023	500	0.5313
6/1/2023	4,500	0.5326
6/1/2023	100	0.532
6/1/2023	1,055	0.5327
6/2/2023	2,100	0.5499
6/2/2023	22,900	0.55
6/12/2023	605	0.64
6/13/2023	4,600	0.6599
6/13/2023	2,024	0.66
6/13/2023	900	0.6598
6/13/2023	1,000	0.6597
6/13/2023	5,000	0.6543
6/14/2023	10,000	0.63
6/14/2023	3,054	0.62
6/15/2023	101	0.639
6/15/2023	5	0.6389
6/15/2023	9,900	0.639
6/15/2023	100	0.6389
6/15/2023	10,000	0.6399
6/15/2023	10,000	0.6399
6/16/2023	10,000	0.628
6/16/2023	2,500	0.61
6/21/2023	10,000	0.60
6/21/2023	10,000	0.61
6/21/2023	101	0.59
6/22/2023	25,000	0.58
6/22/2023	10,000	0.59
6/23/2023	3,208	0.58
6/23/2023	5,000	0.595
6/23/2023	5,000	0.59
6/23/2023	5,000	0.595
6/23/2023	100	0.5938
6/23/2023	4,900	0.5942
6/23/2023	4,499	0.5938
6/23/2023	248	0.5943
6/23/2023	3	0.5944

6/23/2023	501	0.592
6/27/2023	5,000	0.60
6/27/2023	600	0.5898
6/27/2023	4,400	0.5899
6/27/2023	5,000	0.59
6/27/2023	4,258	0.5899
6/27/2023	20,000	0.59
6/27/2023	10,000	0.591
6/27/2023	10,000	0.595
6/28/2023	10,000	0.59
6/28/2023	100	0.5949
6/28/2023	188	0.5939
6/28/2023	6,500	0.5929
6/29/2023	8,936	0.60
6/29/2023	1,000	0.5996
6/29/2023	1,200	0.5986
6/29/2023	8,800	0.60
7/5/2023	5,000	0.595
7/11/2023	25,000	0.64
7/11/2023	9,678	0.639
7/11/2023	50	0.6399
7/11/2023	272	0.638
7/11/2023	3,900	0.6349
7/11/2023	1,384	0.635
7/12/2023	10,000	0.59
7/12/2023	100	0.5821
8/23/2023	25,000	0.455
9/8/2023	3,533	0.413
10/4/2023	25,000	0.37
10/6/2023	15,000	0.381
10/20/2023	18,231	0.349
10/24/2023	42	0.319
10/25/2023	668	0.33
10/26/2023	7,286	0.335
10/26/2023	15,000	0.34
10/27/2023	165	0.318
10/27/2023	9,875	0.3194
11/14/2023	8,051	0.28
11/14/2023	100	0.28
11/14/2023	4,100	0.28
11/16/2023	2,201	0.293
11/17/2023	18,909	0.3028
11/17/2023	9,876	0.3028
11/17/2023	7,654	0.3028
11/17/2023	6,543	0.3028
11/17/2023	5,120	0.3056
11/17/2023	7,865	0.3057
11/17/2023	468	0.2999
11/17/2023	2,195	0.3049
11/17/2023	800	0.305
11/17/2023	6,231	0.3049
11/17/2023	4,800	0.3049
11/17/2023	3,292	0.304
11/17/2023	1,708	0.3049
11/20/2023	11,056	0.30
11/20/2023	700	0.2999
11/20/2023	1,300	0.3015
11/20/2023	9,483	0.2998
11/20/2023	3,401	0.2999
11/20/2023	2,274	0.2998
11/20/2023	2,400	0.295
11/20/2023	4,800	0.2952
11/21/2023	100	0.2999
11/21/2023	5,538	0.30
11/21/2023	5,800	0.299
11/22/2023	66,632	0.3023
11/22/2023	55,443	0.301
11/22/2023	26,857	0.301
11/22/2023	6,668	0.3045
11/22/2023	5,439	0.30
11/22/2023	3,315	0.2999
11/22/2023	3,230	0.3011
11/24/2023	67,543	0.30
11/24/2023	55,432	0.30
11/24/2023	59,876	0.30
11/27/2023	40,000	0.30
11/27/2023	40,487	0.30
11/27/2023	2,650	0.30
11/27/2023	7,200	0.30
11/27/2023	900	0.30
11/29/2023	51,649	0.294
11/29/2023	50,000	0.294
12/1/2023	(11,250)	0.3849
12/1/2023	(3,900)	0.3832
12/1/2023	(357)	0.3831
12/1/2023	(400)	0.3762
12/1/2023	(100)	0.3783
12/1/2023	(206)	0.3782
12/1/2023	(4,294)	0.376
12/4/2023	(45,698)	0.3758
12/4/2023	16,661	0.3876
12/4/2023	3,339	0.3978
12/5/2023	(55,445)	0.3588

Hesham M. Gad

Transaction Date	Number of Shares Bought (Sold)	Price per Share ($)
11/18/2021	(100)	1.845
6/15/2022	100	0.5914
9/23/2022	(100)	0.7628
10/26/2022	2,000	0.75
5/18/2023	(7,000)	0.509
5/18/2023	2,100	0.5055
5/18/2023	1,400	0.5053
5/18/2023	1,500	0.5054

APPENDIX C

Additional Information About the Participants in this Solicitation

Except as set forth in this proxy statement or in the Appendices hereto, none of Paragon Technologies, Inc., any of our director candidates, or any of the other persons named in this proxy statement as being participants in this proxy solicitation, or any associate of any of the foregoing persons (collectively, the “Participants” and each, a “Participant”) (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of OPT or any parent or subsidiary of OPT, (ii) owns any securities of OPT, or any parent or subsidiary of OPT, of record but not beneficially, (iii) has purchased or sold any securities of OPT within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of OPT, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of OPT within the past year, (vi) has been indebted to OPT or any of its subsidiaries since the beginning of OPT’s last fiscal year, (vii) has any arrangement or understanding with respect to future employment by OPT or any of its affiliates or with respect to any future transactions to which OPT or any of its affiliates will or may be a party, or (viii) has engaged in or had, or is deemed to have, a direct or indirect interest in any transaction, or series of similar transactions, within OPT’s last two fiscal years and the interim period to the date hereof, or in any currently proposed transaction, or series of similar transactions, to which OPT or any of its affiliates was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or 1% of the average of OPT’s total assets at year-end for the last two completed fiscal years.

In addition, except as set forth in this proxy statement or in the Appendices hereto, (i) none of the corporations or organizations in which any Participant has conducted his or her principal occupation or employment was a parent, subsidiary or other affiliate of OPT, (ii) none of the Participants holds any position or office with OPT or has any family relationship with any executive officer or director of OPT or each other, and (iii) there are no material proceedings to which any Participant is a party adverse to OPT or any of its subsidiaries, or in which any Participant has a material interest adverse to OPT or any of its subsidiaries.

During the past 10 years, except as set forth in this proxy statement, in the Appendices hereto or below:

(a)	No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of, any Participant, or any partnership in which any Participant was a general partner at or within two years before the time of such filing, or any corporation or business association of which any Participant was an executive officer at or within two years before the time of such filing.

Mr. Gad, Colonel Jacobs and Mr. Weiser served as directors of SED International Holdings, Inc. and Mr. Gad also served as Chief Executive Officer. On February 24, 2016, an involuntary petition under Chapter 7 of the U.S. Bankruptcy Code was filed against SED International Holdings, Inc. in the Northern District of Georgia. On September 13, 2016, the pending involuntary Chapter 7 bankruptcy case against SED International Holdings, Inc. was converted to a voluntary Chapter 11 proceeding by order of the court upon consent of SED International Holdings, Inc. On February 24, 2017, the U.S. Bankruptcy Court for the Northern District of Georgia approved the sale of all of the shares of SED International de Colombia, S.A.S. to Ark Investments, LLC, a wholly owned subsidiary of Paragon.

(b)	No Participant has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations, similar misdemeanors and other minor offenses).

In May 2008, under the advice of counsel, Mr. Gad entered a guilty plea to a charge of “theft by taking” under the Georgia First Offender Act in the Superior Court of Athens-Clarke County, Georgia. This charge related to the allegation that Mr. Gad, while serving as the marketing coordinator for a grocery store, improperly allocated a portion of the store’s budget for charitable giving to two not-for-profit organizations with which he was associated. Upon the successful completion of the conditions of the first offender plea, the Court exonerated Mr. Gad and discharged him without entry of any judgment of guilt. Pursuant to an Order Permitting Pretrial Diversion, and on the basis that Mr. Gad’s attorney had provided incorrect advice relating to the original charge, in May 2016 Mr. Gad’s first offender plea was vacated and the charge and related conviction were reduced to a misdemeanor.

(c)	No Participant has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

(i)	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)	Engaging in any type of business practice; or

(iii)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

(d)	No Participant has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (c)(i) above, or to be associated with persons engaged in any such activity.

(e)	No Participant has been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, where the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated.

(f)	No Participant has been found by a court of competent jurisdiction in a civil action or by the Commodities Futures Trading Commission to have violated any federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

(g)	No Participant has been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)            Any Federal or State securities or commodities law or regulation;

(ii)	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

(h)	No Participant has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

No Participant has failed to file on a timely basis any reports related to OPT that are required by Section 16(a) of the Exchange Act.

APPENDIX D

Common Stock Ownership of Certain Beneficial Owners
and Management

The following table sets forth the beneficial ownership of OPT’s shares by each stockholder known to be the beneficial owner of more than 5% of the outstanding shares of OPT and the beneficial ownership of OPT’s shares by each of OPT’s directors and named executive officers, and the directors and executive officers as a group. The percentage of common stock beneficially owned is based on 58,788,718 shares of OPT’s common stock reported by OPT as outstanding as of December 4, 2023. We have taken this information from OPT’s proxy statement dated December 4, 2023, and we assume no responsibility for the accuracy or completeness of this information. We have updated this information from OPT’s 2023 proxy statement by including information regarding Paragon Technologies, Inc.’s director candidates.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Current OPT Management and Directors
Philipp Stratmann(1)	163,279	*
Terence J. Cryan(2)	258,889	*
Clyde W. Hewlett(3)	181,871	*
Diana G. Purcel(3)	181,871	*
Peter E. Slaiby(4)	206,871	*
Natalie Lorenz-Anderson(5)	162,742	*
Robert Powers(6)	78,447	*
Joseph DiPietro(7)	11,233	*
Matthew Burdyny(8)	59,007	*
All director and executive officers as a group (9 individuals)	1,304,660	2.2%

Paragon Director Nominees
Hesham M. Gad(9)	2,927,779	4.98%
Shawn M. Harpen	—	—
Jack H. Jacobs(9)	2,927,779	4.98%
Samuel S. Weiser(9)	2,927,779	4.98%
All Paragon director nominees as a group (4 individuals)(9)	2,927,779	4.98%

*	Represents a beneficial ownership of less the one percent of our outstanding common stock.

(1)	Beneficial ownership includes 84,417 shares of OPT’s common stock, 69,529 shares of OPT’s common stock that are subject to restricted stock units which will vest within sixty days of December 4, 2023 and 9,333 shares issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of December 4, 2023.

(2)	Beneficial ownership includes 97,696 shares of OPT’s common stock, 110,294 shares of OPT’s common stock that are subject to restricted stock units which will vest within sixty days of December 4, 2023 and 50,899 shares issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of December 4, 2023.

(3)	Beneficial ownership includes 52,448 shares of OPT’s common stock, 110,294 shares of OPT’s common stock that will vest and be released within sixty days of December 4, 2023 and 19,129 shares issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of December 4, 2023.

(4)	Beneficial ownership includes 77,448 shares of OPT’s common stock, 110,294 shares of OPT’s common stock that are subject to restricted stock units which will vest within sixty days of December 4, 2023 and 19,129 shares issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of December 4, 2023.

(5)	Beneficial ownership includes 52,448 shares of OPT’s common stock and 110,294 shares of OPT’s common stock that are subject to restricted stock units which will vest within sixty days of December 4, 2023.

(6)	Beneficial ownership includes 28,888 shares of OPT’s common stock and 49,559 shares of OPT’s common stock that are subject to restricted stock units which will vest within sixty days of December 4, 2023.

(7)	Beneficial ownership includes 2,409 shares of OPT’s common stock and 8,324 shares of OPT’s common stock that are subject to restricted stock units which will vest within sixty days of December 4, 2023.

(8)	Beneficial ownership includes 50,000 shares of OPT’s common stock and 9,007 shares of OPT’s common stock that are subject to restricted stock units which will vest within sixty days of December 4, 2023.

(9)	Paragon directly holds 2,927,779 shares of OPT’s common stock as of the date of this revised preliminary proxy statement. Each of Mr. Gad, Colonel Jacobs and Mr. Weiser may be deemed to be the beneficial holder of the OPT shares held by Paragon.

IMPORTANT: HOW TO PROVIDE A PROXY TO US

Please review this proxy statement and the enclosed materials carefully. Your vote is important, no matter how many OPT shares you own.

1.	If your shares are registered in your own name, please sign, date and mail the enclosed BLUE universal proxy card in the postage-paid envelope provided or instruct us by telephone or via the internet as to how you would like your shares voted (instructions are on your BLUE universal proxy card) today.

2.	If your shares are held in the name of a bank, broker or other nominee, only such bank, broker or other nominee can vote your shares, and only after receiving your specific instructions by mail, by telephone or via the internet. Accordingly, please sign, date and mail the enclosed BLUE voting instruction form in the postage-paid envelope provided or by telephone or via the internet by following the instructions provided by your bank, broker or other nominee. To ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE universal proxy card to be issued representing your shares. If you have not received a BLUE voting instruction form from your bank, broker or other nominee, you should immediately contact the person responsible for your account to obtain a BLUE voting instruction form. We urge you to confirm to us in writing any voting instructions provided to a bank, broker or other nominee, by calling or mailing or emailing a copy of the executed voting instruction form to Alliance Advisors at the toll-free telephone number or mail or email address provided below, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3.	After signing and returning the enclosed BLUE universal proxy card or, if applicable, the BLUE voting instruction form, we urge you NOT to sign or return OPT’s white proxy card or, if applicable, voting instruction form, because only your latest dated proxy card will be counted.

4.	If you have previously signed and returned a white proxy card to OPT, you have every right to change your vote. Only your latest dated proxy card will count. If you are a stockholder of record, you may revoke any proxy card already sent to OPT by signing, dating and mailing the enclosed BLUE universal proxy card in the postage-paid envelope provided or instructing Paragon by telephone or via the internet as to how you would like your shares voted (instructions are on your BLUE universal proxy card). If your shares are held by a bank, broker or other nominee, you may revoke your previously submitted voting instructions by signing and submitting a later-dated BLUE universal voting instruction form using the postage-paid envelope provided by your bank, broker or other nominee or by telephone or via the internet by following the instructions provided by your bank, broker or other nominee. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written revocation or a later dated proxy for the Annual Meeting to the Corporate Secretary of OPT or by voting online during the Annual Meeting. Virtual attendance at the Annual Meeting will not in and of itself constitute a revocation.

We encourage all shareholders to vote electronically. If you do not have access to a touch-tone phone or the internet, you may sign, date and return the enclosed BLUE universal proxy card from Paragon or voting instruction form in the postage-paid envelope provided.

If you have any questions, require any assistance in voting your OPT shares, need any additional copies of our proxy materials, or have any other questions, please call Alliance Advisors, our proxy advisor, at the toll-free telephone number or email address included below.

Alliance Advisors 200 Broadacres Drive, 3rd Floor Bloomfield, New Jersey 07003 Toll-Free Phone: 855-200-8651 Email: OPTT@allianceadvisors.com

Preliminary Copy, Subject to Completion

Dated December 11, 2023

BLUE UNIVERSAL PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF PARAGON TECHNOLOGIES, INC.

2023 ANNUAL MEETING OF STOCKHOLDERS OF

OCEAN POWER TECHNOLOGIES, INC.

THIS PROXY IS NOT FROM OCEAN POWER’S MANAGEMENT OR BOARD OF DIRECTORS

The undersigned, a stockholder of record of Ocean Power Technologies, Inc. (NYSE American: OPTT), a Delaware corporation (“OPT”), hereby appoints Hesham M. Gad, Jack H. Jacobs, Samuel S. Weiser and Derek D. Bork (each with full power to act without the others) as proxies for the undersigned, with full powers of substitution and resubstitution, to raise and second motions to nominate candidates for election to OPT’s Board of Directors, and to vote all of the shares of OPT’s common stock that the undersigned would be entitled to vote if virtually present, at OPT’s 2023 Annual Meeting of Stockholders scheduled to be held virtually on Wednesday, January 31, 2024, at 10:00 a.m., Eastern Time, and at any adjournments, continuations or postponements of such meeting and at any meeting called in lieu of such meeting (including all of the above, the “Meeting”), on all matters coming before the Meeting, in each case subject to applicable law.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of OPT’s common stock held by the undersigned and hereby ratifies and confirms all actions the herein named proxy holders, their substitutes, or any of them may take by virtue hereof. Other than the five proposals set forth on the reverse side of this card, Paragon Technologies, Inc. and the other participants in Paragon’s solicitation (collectively, “Paragon”) are not aware of any other matters to be considered at the Meeting. However, should other matters, unknown a reasonable time before the Meeting, be brought before the Meeting, each proxy holder will vote on such matters in their discretion. If properly executed, this proxy will be voted as directed on the reverse side and each proxy holder will vote in his discretion with respect to any other matters, unknown a reasonable time before the Meeting, as may properly come before the Meeting.

This proxy will be valid until the completion of the Meeting. This proxy will only be valid in connection with Paragon’s solicitation of proxies for the Meeting.

IF THIS PROXY IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR SPECIFICATIONS AND AS DETAILED BELOW, AS APPLICABLE. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED (1) “FOR” EACH OF PARAGON’S NOMINEES AND TO “WITHHOLD” ON EACH OF THE OPPOSED OPT NOMINEES AND EACH OF THE ACCEPTABLE OPT NOMINEES; (2) “AGAINST” APPROVAL OF AN AMENDMENT TO THE 2015 PLAN TO INCREASE THE NUMBER OF SHARES OF OPT’S COMMON STOCK AVAILABLE FOR GRANT UNDER THE 2015 PLAN FROM 4,382,036 TO 7,282,036 AND TO AMEND THE AGGREGATE NUMBER OF SHARES AVAILABLE FOR INCENTIVE AWARDS; (3) “AGAINST” RATIFICATION, BY A NON-BINDING ADVISORY VOTE, OF THE ADOPTION OF OPT’S SECTION 382 TAX BENEFITS PRESERVATION PLAN, DATED AS OF JUNE 29, 2023, BY AND BETWEEN OPT AND COMPUTERSHARE TRUST COMPANY, N.A., AS RIGHTS AGENT; (4) “AGAINST” RATIFICATION, BY A NON-BINDING ADVISORY VOTE, OF THE SELECTION OF EISNERAMPER LLP AS OPT’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING APRIL 30, 2024; (5) “AGAINST” APPROVAL, BY A NON-BINDING ADVISORY VOTE, OF THE COMPENSATION OF OPT’S NAMED EXECUTIVE OFFICERS; AND (6) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

YOU MAY VOTE “FOR” UP TO SIX DIRECTOR NOMINEES IN TOTAL:

•	IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN SIX NOMINEES IN PROPOSAL 1, YOUR SHARES WILL BE VOTED “FOR” ONLY THOSE NOMINEES YOU HAVE SO MARKED.

•	IF YOU VOTE “FOR” MORE THAN SIX NOMINEES ON A BLUE UNIVERSAL PROXY CARD, YOUR VOTES ON PROPOSAL 1 REGARDING THE NOMINEES WILL BE INVALID AND WILL NOT BE COUNTED.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS BLUE UNIVERSAL PROXY CARD PROMPTLY

— TO BE SIGNED AND DATED ON THE REVERSE SIDE —

-----------------------------------------------------------------------------------------------------------------------------------------
PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

Important Notice Regarding the Availability of Proxy Materials for the
Meeting of Stockholders to be held January 31, 2024
Related Materials for Your Review are Available at: http://viewproxy.com/[●]

Please mark votes as in this example ☒

PROPOSAL 1: Election of six directors of Ocean Power Technologies, Inc. to serve until the 2024 Annual Meeting of Stockholders and until their successors are duly elected and qualified and until their earlier death, resignation or removal.

Vote “FOR” up to six nominees in total. If you vote this BLUE universal proxy card “FOR” less than six nominees, your shares will be voted “FOR” only those nominees you have marked. If you vote this BLUE universal proxy card “FOR” more than six nominees, your votes on Proposal 1 regarding the nominees will be invalid and will not be counted.

We recommend THAT YOU vote “FOR” each of PARAGON’s Nominees.

PARAGON’S NOMINEES	FOR	WITHHOLD

Hesham M. Gad	☐	☐

Shawn M. Harpen	☐	☐

Jack H. Jacobs	☐	☐

Samuel S. Weiser	☐	☐

We MAKE NO RECOMMENDATION REGARDING THE ACCEPTABLE OPT NOMINEES.

ACCEPTABLE OPT NOMINEES	FOR	WITHHOLD

Natalie Lorenz-Anderson	☐	☐

Diana G. Purcel	☐	☐

We recommend THAT YOU “WITHHOLD” ON EACH OF Terence J. Cryan, Clyde W. Hewlett, Peter E. Slaiby AND Philipp Stratmann.

OPPOSED OPT NOMINEES	FOR	WITHHOLD

Terence J. Cryan	☐	☐

Clyde W. Hewlett	☐	☐

Peter E. Slaiby	☐	☐

Philipp Stratmann	☐	☐

PROPOSAL 2: OPT’s proposal to approve an amendment to OPT’s 2015 Omnibus Incentive Plan (the “2015 Plan”) to increase the number of shares of common stock available for grant under the 2015 Plan from 4,382,036 to 7,282,036 and to amend the aggregate number of shares available for incentive awards.

WE RECOMMEND THAT YOU VOTE “AGAINST” THE APPROVAL OF THE AMENDMENT TO THE 2015 PLAN.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 3: OPT’s proposal to ratify, by a non-binding advisory vote, the adoption of OPT’s Section 382 Tax Benefits Preservation Plan, dated as of June 29, 2023, by and between OPT and Computershare Trust Company, N.A., as Rights Agent.

WE RECOMMEND THAT YOU VOTE “AGAINST” THE RATIFICATION, BY A NON-BINDING ADVISORY VOTE, OF THE ADOPTION OF OPT’S SECTION 382 TAX BENEFITS PRESERVATION PLAN, DATED AS OF JUNE 29, 2023.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 4: OPT’s proposal to ratify, by a non-binding advisory vote, the selection of EisnerAmper LLP as OPT’s independent registered public accounting firm for the fiscal year ending April 30, 2024.

WE RECOMMEND THAT YOU VOTE “AGAINST” THE RATIFICATION, BY A NON-BINDING ADVISORY VOTE, OF THE SELECTION OF EISNERAMPER LLP AS OPT’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING APRIL 30, 2024.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 5: OPT’s proposal to approve, by a non-binding advisory vote, the compensation of OPT’s named executive officers.

WE RECOMMEND THAT YOU VOTE “AGAINST” THE APPROVAL, BY A NON-BINDING ADVISORY VOTE, OF THE COMPENSATION OF OPT’S NAMED EXECUTIVE OFFICERS.

FOR	AGAINST	ABSTAIN
☐	☐	☐

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE SIGNED. PLEASE ALSO DATE THE PROXY WHERE INDICATED BELOW.

Signature (Capacity/Title)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS BLUE UNIVERSAL PROXY CARD USING THE ENCLOSED RETURN ENVELOPE.